                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                      ------------------------------------



                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                      ------------------------------------



                           CHARTWELL INTERNATIONAL, INC.
                 (Name of Small Business Issuer in its Charter)



                NEVADA                                   95-3979080
     (State or other jurisdiction                    (I.R.S. Employer
          of incorporation or                      Identification Number)
             organization)



          5275 DTC PARKWAY, SUITE 110
                 DENVER, COLORADO                            80111
   (Address of principal executive offices)                (Zip Code)


                                 (303) 804-0100
                           (Issuer's telephone number)



Securities to be registered under Section 12(b) of the Act:


               TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
               TO BE SO REGISTERED             EACH CLASS IS TO BE REGISTERED

                       None                                None


Securities to be registered under Section 12(g) of the Act:


                                  COMMON STOCK
                                (Title of Class)

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS


         Some of the statements contained in this Form 10-SB for Chartwell International, Inc. ("Chartwell" or the "Company"), discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. The term "Chartwell" or the "Company" refers to Chartwell International, Inc. or to Chartwell International, Inc. and its consolidated subsidiaries, as applicable. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include, for example:

         - the success or failure of management's efforts to implement its business strategy;

         - the ability of the Company to raise sufficient capital to meet operating requirements;

         - the ability of the Company's subsidiaries and affiliated companies to compete within the industries in which they engage in business;

         - the ability of the Company to compete with major established companies;

         -   the effect of changing economic conditions;

         - the ability of the Company to attract and retain quality employees; and

         - other risks that may be described in future filings with the U.S. Securities and Exchange Commission ("SEC").


GENERAL

         Chartwell International, Inc. is a Nevada corporation that was incorporated in December 1984. The Company conducts its operations in the following areas:

         - National College Recruiting Association, Inc. ("NCRA") is a wholly owned subsidiary that owns a high school athlete college recruiting and scholarship assistance program as well as the publishing rights to "BlueChip Illustrated," a magazine associated with the NCRA programs. All of NCRA's rights are licensed to College Bound Student Alliance, Inc.

         - College Bound Student Alliance, Inc. ("CBSA"), is a business that was begun by the Company in June, 1997, to develop college athlete and student scholarship advisory services. CBSA became a public company in January, 1988. Chartwell currently holds approximately 47% (approximately 8,200,000 Shares) of the outstanding common shares of CBSA. See Financial Statements.

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         - Approximately 200 acres of undeveloped residential real estate near
Ramona, California, east of San Diego, that is currently listed for sale.

         - Undeveloped gypsum mining rights and claims on U.S. Bureau of Land Management property near St. George, Utah, that are currently for sale or joint venture.

         The Company's long-term strategy is to dispose of a portion of its existing assets in an orderly manner and pursue acquisitions of one or more private companies.

CHARTWELL INTERNATIONAL, INC.

         In December 1984, the Company was incorporated in Nevada under the name Chartwell Publishing Company, Inc. In June, 1985, it was the surviving corporation in a merger of Ladies Three, Inc. a Utah corporation. Ladies Three, Inc. was a company in the business of temporary secretarial and clerical services that had ceased doing business prior to the merger. Ladies Three was a publicly traded company at the time of the merger and the transaction, therefore, resulted in Chartwell becoming a public company.

         In 1989, the point at which the Company became an operating business, Chartwell purchased 100% of CBC, Inc. CBC, Inc. shortly thereafter changed its name to Sports Media, Inc. Sports Media was a publisher of official team yearbooks for teams in the National Football League, the National Basketball Association and the National Hockey League. Sports Media became public in 1991 and Chartwell liquidated all of its interest in Sports Media between 1992 and 1994. The Company changed its name to Chartwell International, Inc. in June, 1993.

         The Company is located at 5275 DTC Parkway, Suite 110, Englewood, Colorado 80111. Its telephone number is (303) 804-0100. Chartwell shares these facilities with two of its affiliated companies, National College Recruiting Association, Inc. and College Bound Student Alliance, Inc.

         As of September 1, 1999, the Company employed two persons on a full-time basis and three persons on a part-time basis, none of whom are covered by a collective bargaining agreement.

RAMONA, CALIFORNIA, PROPERTY

         In 1994, Chartwell purchased 200 acres of residential real estate near Ramona, California, about 40 miles east of San Diego, California. The property is located in the northern portion of the county of San Diego just south of a sub-division known as San Diego Country Estates and above the San Vicente Golf Course. Adjacent to the east of the property are subdivided parcels of five to ten acres including easements for open space. Parcels further west and on the hills above the golf course include well-developed lots with fine residences. Lands to the north include smaller lots of the San Diego Country Estates developed more than twenty-five years ago. Larger undeveloped acreage in large parcels exists to the south of the property.
The parcel has a sloping topography, varying from moderate to steep in grade. Zoning is agricultural/residential (one dwelling per 6-10 acres).

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

         The Ramona property is currently listed for sale with an asking price of $2.2 million under a standard listing contract with a Ramona, California, real estate agent, Keller William Realty. The contract provides for a six percent commission to the agent upon sale of the property. The property has been listed since November, 1998, and the asking price was reduced from $2.4 million to its current asking price in February, 1999. The Company is unaware of any current potential buyers for the property.

         The property was originally purchased for $1.2 million from an unaffiliated third party bankruptcy estate. The $1.2 million consisted of cash, Sports Media, Inc. stock and Chartwell Series C Preferred stock. Subsequent to litigation involving the seller and Chartwell, refinancing of the property and pledging of the property as collateral for additional Chartwell obligations, the property is subject to approximately $1,250,000 of obligations as follows:

         - $600,000 note to an unaffiliated third party dated February 22, 1999, and secured by a first deed of trust. Interest is at 12% per annum. Payments are of interest only of approximately $6,000 per month until March 1, 2004, at which time all remaining accrued interest and principal becomes due and payable.

         - $31,684 note to an unaffiliated third party dated August 1, 1998, and secured by a deed of trust. Interest is at 10% per annum. Payments are of interest only until October 31, 1999 ("Maturity Date"). $10,000 of principal was due and paid on August 31, 1999, and $10,000 of principal is due "on or before September 1999." All remaining unpaid principal and accrued interest is due upon the Maturity Date.

         - $170,000 note to Mr. John J. Grace, a consultant to and shareholder of the Company, dated March 5, 1999, secured by a deed of trust as well as other assets of the Company. Interest is at 10% per annum compounded monthly. All principal and accrued interest is due and payable August 1, 2000. See "Management's Discussion and Analysis" and "Security Ownership of Certain Beneficial Owners and Management."

         - $300,000 note to John J. Grace IRA Rollover Account dated March 5, 1999, secured by a deed of trust as well as other assets of the Company. Interest is at 10% per annum compounded monthly. All principal and interest is due and payable August 1, 2000. See Management's Discussion and Analysis" and "Security Ownership of Certain Beneficial Owners and Management."

         - $130,000 note to John J. Grace IRA Rollover Account dated March 5, 1999, secured by a deed of trust as well as other assets of the Company. Interest is at 10% per annum compounded monthly. All principal and interest is due and payable August 1, 2000. See "Management's Discussion and Analysis" and "Security Ownership of Certain Beneficial Owners and Management."

         - $14,362.69 note to an unaffiliated third party dated November 23, 1998, secured by a deed of trust. $10,000 of principal was paid on this note April 23, 1999. Interest is at 12% per annum. All principal and accrued interest is due upon the earlier of the following (i) the sale of the Ramona property or (ii) (by amendment) November 1, 1999.

         - An obligation to the seller of the property as follows: "Within 90 days of completion and full County approval of the Final Map and platting of all lots, Chartwell shall convey title by special warranty deed, free of all encumbrances to Poway of lots equivalent in value to $250,000.00." This obligation is cross collateralized by an option to purchase 333,333 shares in

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another company held by Chartwell (College Bound Student Alliance, Inc. f/k/a
SportsStar Marketing, Inc.) at $.75 per share (such shares are in escrow). Unless the mapping and platting are completed by November 1, 1999, (an event that Chartwell is not pursuing) the cross collateralization will then be effective for two years. The shares of the other company currently trade at about half the option exercise price. Chartwell has the right to repurchase these options for $350,000. The agreement does not specify what is to happen upon sale of the whole tract without the final mapping and platting.

NATIONAL COLLEGE RECRUITING ASSOCIATION, INC.

         National College Recruiting Association, Inc. ("NCRA") is a California corporation that was formed in November, 1991. Chartwell purchased all of the outstanding stock of NCRA in May, 1995. The purchase price was valued at $2,120,000 and consisted of cash, promissory notes and stock in Chartwell. Subsequent to the purchase, the parties settled litigation that resulted in cancellation of the promissory notes and return of a portion of the stock to Chartwell. The litigation settlement was treated in the 1995 financial statements as a gain on the property.

         NCRA owns the rights to a program to promote high school athletes to colleges in the pursuit of scholarship money for the athletes. NCRA's principal method of promotion is through area consultants who act as promotional agents for the athletes (some of whom are franchised) and through publication of its quarterly magazine, "BlueChip Illustrated." "BlueChip Illustrated" lists many high school athletes in several sports and highlights the enhanced profiles (often with photographs) of athletes who have paid NCRA for the enhanced profile. Athletes also pay for the services of the promotional services of area consultants. College coaches are the typical subscribers of "BlueChip Illustrated."

         In June, 1997, NCRA licensed its data bank, technology, publishing rights and franchises to College Bound Student Alliance, Inc. ("CBSA", formerly known as SportsStar Marketing, Inc.), a Colorado corporation formed and then wholly owned by Chartwell as described below. The licensing agreement provides for an initial cash payment of $150,000 and a royalty fee of "2.5% of the gross [CBSA] revenues from NCRA, "BlueChip Illustrated" and the 900 lines operations." The term of the Agreement is for a 5-year period, with unlimited 5-year renewals under the same terms and conditions. In addition, NCRA shares its office space with CBSA on a rent free basis. Other than its licensing revenue, NCRA is inactive and has no paid employees. All operational details of NCRA's former business including the granting of, areas covered by, training provided to and pricing for franchises are determined by CBSA.

         NCRA has overlapping officers and directors with Chartwell as follows:

         - Janice A. Jones, Ph.D. is Chief Executive Officer and a director of Chartwell as well as President and a director of NCRA.

         - Ms. Alice Gluckman is Secretary, Treasurer and a director of Chartwell as well as Secretary, Treasurer and a director of NCRA.

         INTELLECTUAL PROPERTY

         NCRA has a trademark for "BlueChip Illustrated" registered with the U.S. Patent and Trademark Office in the class of paper goods and printed matter.

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NCRA also has a service mark for its NCRA logo registered with the same office. The logo consists of the NCRA initials over the words "NATIONAL COLLEGE RECRUITING ASSOCIATION" and flanked by the silhouettes of two persons in college graduation dress.

COLLEGE BOUND STUDENT ALLIANCE, INC.

         GENERAL

         College Bound Student Alliance, Inc. ("CBSA") was incorporated in the State of Colorado on July 15, 1993, under the name Winter Park Ventures, Inc. and acquired by the Company in 1996, for $600. On April 22, 1997, CBSA filed Amended and Restated Articles of Incorporation, changing its name to SportsStar Marketing, Inc. and on July 15, 1999, changed its name to College Bound Student Alliance, Inc. CBSA is a development-stage company with a staff of consultants nationwide who represent high school students and student-athletes seeking financial, informational, recruiting and admissions assistance to attend college. CBSA common stock is traded under the symbol "GRAD" on the Over The Counter Bulletin Board operated by the National Association of Securities Dealers, Inc. CBSA is not currently a reporting company under the Securities Exchange Act of 1934, but plans to file a Form 10-SB with the SEC to become a reporting company in the near future. Current information on CBSA is provided to the marketplace for its stock pursuant to the SEC's Rule 15c2-11.

         CBSA became a public company in January, 1998, pursuant to the sale of $1,000,000 of common stock (2,000,000 shares) under Rule 504 of Regulation D promulgated by the SEC. After such sales, Chartwell owned approximately 70% of the outstanding CBSA common stock. Subsequent to January, 1998, Chartwell experienced further dilution of its holdings to approximately 47% of CBSA's outstanding stock (approximately 8,200,000 shares) as a result of a major Chartwell shareholder's/officer's conversion of a convertible promissory note into CBSA shares and the issuance of CBSA shares by CBSA upon acquisition of College Bound Student Athletes, Inc., and to a lesser extent, the issuance of shares by CBSA as compensation to its directors, employees and consultants and the occasional sales of CBSA stock by Chartwell as funds were needed by the Company. Chartwell's plan is to continue to be a long term holder of CBSA stock, but to sell shares on the open market as Chartwell's cash needs may dictate. See Financial Statements and "Management's Discussion and Analysis."

         In June, 1997, CBSA licensed NCRA's data bank, technology, publishing rights and franchises. The term of the Agreement is for a 5-year period, with unlimited 5-year renewals under the same terms and conditions. As consideration for the license, CBSA is obligated to pay NCRA an initial payment of $150,000, plus 2.5% of the gross revenues realized from the business operations of NCRA. $50,000 of such fees will be due and payable to NCRA out of any proceeds realized from an offering of up to $1,000,000 of CBSA common stock being conducted by that company (currently in registration with the state of Nevada under Rule 504 of Regulation D promulgated by the
SEC) and the balance of $50,000 will be due from proceeds received in subsequent fundings. CBSA's current plans are to seek an additional $5,000,000 in a future financing. Other than the registration of the offering in Nevada, however, CBSA has not embarked upon any definite strategy to raise the additional financing. There can be no assurance that CBSA's current offering or future financing will be successful.

         In April, 1999, CBSA was the surviving corporation in a merger with College Bound Student Athletes, Inc., ("Athletes"), Milwaukee, Wisconsin.

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Athletes, formerly a direct competitor of CBSA, was in the college recruiting business for approximately 10 years. Athletes had approximately 200 sales personnel; generated revenues between $1.8 and $2.2 million per year over the last 3 years; and had been consistently profitable in its business operations. To date, Athletes has served and assisted over 18,000 students with their collegiate goals in over 43 states and 10 countries. Students assisted by Athletes have received financial assistance packages aggregating over $170,000,000. The joint resources of the CBSA and Athletes is expected to greatly enhance CBSA's ability to expand aggressively in the student financial aid market.

         MANAGEMENT SERVICES AGREEMENT

         In February, 1999, CBSA entered into a Management Services Agreement with Chartwell under which Chartwell provides certain accounting, financial and management services and personnel to CBSA on an as-needed basis in exchange for $7,500 per month. Pursuant to the terms of the Agreement, when CBSA's revenues exceed $4,000,000 per year, the monthly fee will be increased to 2 1/2% of total revenues. In addition, all out-of-pocket expenses incurred by Chartwell on behalf of the CBSA are reimbursed. Under this agreement, CBSA currently owes Chartwell $75,210.

         BACKGROUND AND HISTORY OF CBSA's INDUSTRY

         Each year approximately 1.9 million high school graduates go on to enroll at a college or university. The cost of a college education has escalated over the years to the point where few qualified students can afford to attend the schools of their choice without some form of financial assistance. Recent figures put the cost of a four-year degree between $35,000 for a state university and $150,000 at the more exclusive private colleges and universities. In addition, only 55% of students complete their degrees in four years. As a consequence, more and more students and their parents are seeking an efficient and effective method to increase the chances of securing as much financial aid as possible and to find the "right" college for them.

         The initial focus for CBSA when it licensed NCRA's operations was on student-athletes. In an effort to expand its business, however, CBSA's focus has recently been broadened to serve the larger areas of academics and fine arts. Furthermore, athletic scholarships are often supplemented by other financial aid and/or merit award programs. For every athlete, there are 50 non-athletes planning on entering college and looking for financial help. Financial aid is a $58-billion-dollar-a-year industry. CBSA provides: college financial aid analysis and planning, financial aid application submissions and annual renewal, and merit award search for students with grade point averages of 3.0 and above.

         CBSA's MARKET

         The market for CBSA's services in assisting students to gain entrance into colleges, is very large and is growing rapidly. Each year approximately 1.9 million high school graduates enroll at a college or university, and approximately 80% of those graduates seek some kind of financial aid. There are 3.5 million new students entering high school each year, and this number is expected to increase to 5.5 million entrants over the next decade.

         CBSA currently serves three distinct markets of students seeking financial aid: academic, fine arts and athletic. CBSA's primary method is to

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repeatedly expose the talents and ability levels (the "student profile") of high school students to those schools in the United States and Canada that they qualify to attend. This exposure, along with CBSA's guidance, brings students higher levels of collegiate recruitment opportunities. The goal is for the students to gain entrance into colleges that are not only "right" for them, but also present them with many financial assistance opportunities to subsidize the costs of their education.

         CBSA has achieved success in securing letters of interest, admissions, or financial aid for all of its students. While not always obtaining partial or full scholarships for all of its students, CBSA has always obtained recruiting interest and has over a 92% customer satisfaction rate with its clients, as determined by regular mailings to clients.

         MARKETING AND SALES

         CBSA markets its services largely through corporate sponsors and an organization of full- and part-time consultants. The consultants live in specified areas and are familiar with the high schools, students, teachers, and athletics coaches in those areas. CBSA targets students and athletes who meet minimum standards of academic, fine arts and athletic performance.
Sales are generally conducted at the student's home with the student's parents and the student.

         Over the last nine years, CBSA and its merger partner have assisted over 18,000 students through its programs. CBSA estimates that over $170 million of financial assistance and scholarships have been awarded to clients of CBSA and its merger partner.

         CBSA is currently seeking financing to develop an Internet-driven delivery vehicle that provides students, parents, high schools and college staffs worldwide with comprehensive and cost-effective programs and services for helping to bring students and colleges together. Via an expanded Internet presence, the focus of CBSA will be to greatly expand it efforts in four distinct markets: the academics, fine arts and athletics assistance markets currently being served by CBSA as well as an additional vocational studies assistance market.

         REVENUE SOURCES

         1. Direct Sale of Student Profiles: Sold directly to students and parents via the Internet and/or direct contact through CBSA's 200 consultants.

         2. Corporate Sponsorships: National and local organizations cover the students' fees for utilizing CBSA's programs primarily for public relations and employee benefits. Current corporate sponsors include - McDonald's, Coca-Cola, Kentucky Fried Chicken, CitiCorp, the Denver Broncos and the Pittsburgh Steelers.

         3. Corporate Advertising & Promotion: Corporations pay an annual fee to gain exclusive product category rights to promote their branded products in/on CBSA vehicles, through Internet advertising, with logo placement on student profiles, through "BlueChip Illustrated" ads, and through branded communications in mailings.

         4. Employee Benefit Programs: Organizations cover the student fees for CBSA services as an addition to their current employee benefits package.

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CBSA services are treated as an expanded tuition reimbursement program to help attract and retain employees.

         5. "BlueChip Illustrated" Magazine Sales: "BlueChip Illustrated" has generated revenues through athlete-directed advertising and has historically had approximately 4,000 subscribers. It is also a great credibility builder for CBSA, often referenced by USA Today and ESPN as a good source for college recruiting analysis.

         6. Additional Revenue Sources: Additional programs, such as student highlights videos, student camps, SAT and ACT preparation programs, course tutoring, selection evaluations and college-major interest tests are also available from CBSA for additional fees.

         COMPETITION

         CBSA estimates that less than 1% of the potential market is being served by CBSA and its competitors. There are two primary types of student recruiting: (i) Internet companies where, for a small fee, the student places his/her own information on an Internet site, and (ii) companies with operations similar to those of CBSA.

         Internet Based - CBSA has informally gathered information that admissions directors, department heads, and coaches do not express a great deal of interest in Internet profiles due to the biased, undocumented and unverified nature of the information presented.

         Similar Operations - With the merger of CBSA and Athletes, there are only two companies (College Prospects of America and The National Scouting Report) which have been identified as conducting business similar to that of CBSA. Both of these companies are franchise or license-based, are smaller than CBSA and are not felt by CBSA to be a competitive threat to its future growth.

         There can be no assurance CBSA will be able to maintain its position in the industry. Barriers to entry into Internet based businesses are low and the development by others of new, improved or modified programs and/or services could make CBSA's products and/or services obsolete. Therefore, even if CBSA develops services or products that prove to be commercially feasible, there is no assurance that a new development by a competitor will not supersede any such services or products. CBSA must, therefore, continuously improve its services and develop new products in order to be competitive. In this regard, CBSA may not have sufficient resources to undertake the research and development necessary to remain competitive in the industry.

         RECENT ACQUISITION ANNOUNCEMENT

         On August 23, 1999, CBSA announced that it had signed a binding letter of intent to acquire College Management Resource, Inc. d/b/a College Financial Aid Services of America ("CFASA"). Closing is expected within 30 days of the announcement. The purchase price is to consist of 2,000,000 shares of CBSA common stock and $4,000,000 in five percent notes due through
2004 payable out of cash flow.   CFASA is one of the country's largest
providers of career counseling, college selection and financial aid analysis for college students and their families. In 1998 it earned revenues of $7.1 million and $1.9 million in pre-tax operating cash flow.

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

         GOVERNMENT REGULATION

         Few regulations control CBSA's business and operations, other than regulations applicable to businesses generally. It is possible, however, that future laws and regulations may be adopted with respect to college financial aid covering such issues as privacy, pricing, quality of services,
and libel, among others.   Any such new legislation or regulation could have
an adverse impact on CBSA's business.

         CBSA is subject to state and federal laws regarding its past sales of franchises to a small number of its area consultants (approximately 15% of CBSA's area consultants are franchisees). The last franchise was sold in January, 1999. CBSA, however, has discontinued offering franchises and has no plans to offer franchises in the future.

         EMPLOYEES

         CBSA has a total of 6 employees (5 full-time) in its Denver offices and a total of 12 employees (all full-time) at its offices in Wisconsin. In addition, CBSA has over 200 independent sales consultants located throughout the country.

         CBSA's continued future success depends in significant part upon the continued service of its key senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. The time that the officers and directors devote to the business affairs of CBSA and the skill with which they discharge their responsibilities will substantially impact CBSA's success. To the extent the services of these individuals would be unavailable to CBSA for any reason, CBSA would be required to identify, hire, train and retain other highly qualified technical and managerial personnel to manage and operate CBSA. CBSA's business could be adversely affected to the extent such key individuals could not be replaced.

         EXECUTIVE OFFICES

         CBSA's executive offices are located at 5270-5275 DTC Parkway, Suite 110, Englewood, Colorado 80111. CBSA leases approximately 5,000 sq. ft. of office space from Chartwell at a monthly rental rate of $4,121. The term of the lease is until July 1, 2000, at which time CBSA intends to renegotiate the lease term with Chartwell. The current monthly rental rate is competitive with comparable office space in the area. See "Certain Transactions".

         In connection with the acquisition of Athletes, CBSA also assumed a lease agreement with an unrelated third party for approximately 4,710 sq. ft. of office and warehouse space located at N 19 W 6717 Commerce Court, Cedarburg, Wisconsin, where it conducts its Athletes operations. The term of the lease is for 5 years, commencing on September 1, 1995, at a monthly rental rate of approximately $3,700 per month, a competitive rental rate for comparable office space in the area.

         MANAGEMENT

         CBSA and Chartwell have overlapping management as follows:  Janice
A. Jones, Ph.D. is Corporate Secretary, Treasurer and a Director of CBSA as well as Chief Executive Officer and a Director of Chartwell; William R. Willard is a Director of CBSA and Chartwell as well as a paid consultant to each company. See "Directors and Executive Officers, Promoters and Control Persons." CBSA has

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

         four Directors, the other two of whom are otherwise unaffiliated with Chartwell or NCRA.

         The directors of CBSA are elected annually by the shareholders and hold office until their successors are elected and qualified. The officers of CBSA will serve in their respective capacities until the next annual meeting of CBSA's Board of Directors or until their successors are duly appointed and have qualified. Set forth below are the names and positions of the current officers and directors of CBSA.

      Name                      Age                       Position(s)
Jerome M. Lapin                  69                Chief Executive Officer and
                                                           Director

Richard N. Newton                48                Chairman of the Board of
                                                           Directors


Kevin Gemas                      37               President and Chief Operating
                                                             Officer

Arthur D. Harrison               67                  Chief Financial Officer
                                                           and Treasurer

William R. Willard               57                         Director

Dr. Janice A. Jones              51                    Director and Secretary

Serena V. Riedel                 29              Vice President - Administration

         BACKGROUND OF OFFICERS AND DIRECTORS

         JEROME M. LAPIN has been Chief Executive Officer and a Director of CBSA since September 1, 1999. From January, 1994, to July, 1999, Mr. Lapin was President, CEO and Chairman of the Board of Directors of American Coin Merchandising Corporation, a publicly traded company, (symbol ACMI). Mr. Lapin was a co-founder of International House of Pancakes in 1958. In 1966 he retired to Australia where he pursued private business interests including World Hosts Pty, Ltd. which owned Caprice Restaurant and introduced Orange Julius to Australia. In 1978 Mr. Lapin returned to the United States and became President and CEO of Topsy's International, Inc. which acquired the Tastee Freez chain of 800 units. He was also President of Sanwa Foods, Inc., a soup manufacturer in Los Angeles that was subsequently acquired by Campbell Soups.

         RICHARD N. NEWTON has been the Chairman of the Board of Directors of CBSA since April, 1999. From November, 1996 to March, 1999, he was Director of Corporate Finance Services at American Express Co. From April, 1990, to October, 1996, he was CEO of Systems Science Institute. Mr. Newton has more than 28 years of multi-industry experience ranging from start-up to Fortune 500 companies, and is primarily responsible for CBSA's recent acquisition of Athletes. He graduated from the University of Colorado with a Degree in Engineering. Mr. Newton devotes approximately 20% of his time to the business of CBSA.

         KEVIN GEMAS has been the President and Chief Operating Officer of CBSA since April, 1999. From January, 1991 to April, 1999, he was President of College Bound Student Athletes, Inc., which he founded and operated and which was acquired by CBSA in April, 1999. He graduated from Clemson University in 1985 with a B.S. Degree in Business Administration. Mr. Gemas devotes full time to the business of CBSA.

         ARTHUR D. HARRISON has been the Chief Financial Officer of CBSA since February, 1999. Since 1983, he has also been owner of Arthur Harrison & Co., a financial services consulting firm in Englewood, Colorado. He has represented companies in Colorado's manufacturing, construction, distribution and service industries and has served a Vice Chairman of Colorado Venture Centers and The Rockies Venture Club. In addition, he served on the Boards of Jackson Sound, Atmospheric Instrumentation Research, Inc. and Napro Biotherapeutics, Inc., a publicly-traded pharmaceutical company. As co-editor of a column for The Denver Post newspaper for 6 years, he provided business advice to many high-tech and low-tech companies. He graduated from Bucknell University in 1954 with a B.S. Degree in Commerce & Finance. Mr. Harrison devotes his time as required to the business of CBSA.

         WILLIAM R. WILLARD has been a Director of CBSA since 1997. Since 1997, he has also been a Director of Chartwell. Mr. Willard's background is set forth in Chartwell's management item , below. Mr. Willard devotes his time as required to the business of CBSA.

         JANICE A. JONES, Ph.D., has been a Director, Treasurer and Corporate Secretary of CBSA since 1998. Dr. Jones' background is set forth in Chartwell's management item, below. Dr. Jones devotes full time to the business of CBSA.

         SERENA V. RIEDEL has been the Vice President of Administration for CBSA since November, 1998. She is also Director of Investor Relations for Chartwell. From March, 1998, to November, 1998, she was Vice President of Operations for Ryan Insurance Strategies Corporation, an insurance company in Denver, Colorado. From July, 1997 to March, 1998, she was Executive Administrative Assistant for Yale Residential Security, a lock/door hardware manufacturer in Norcross, Georgia. From September, 1996, to June, 1997, she was Sales Coordinator/Manager of Operations for National Practice Brokerages, Inc., a company which markets optometry practices in Lakewood, Colorado.
From April, 1995, to September, 1996, she was Executive Secretary for Bertram & MacLeod, a wholesale furniture manufacturer in Lancaster, Pennsylvania and from Mary, 1989, to August, 1996, she was Payroll Secretary for Pets N Stuff/Birds N Stuff in Lancaster, Pennsylvania. Ms. Riedel devotes her time as required to the business of CBSA.

         ADVISORY BOARD

         CBSA has just recently engaged the following persons to serve on its newly-formed Advisory Board:

Jerome M. Lapin        Chairman of Advisory Board; Chief Executive Officer and
                             director of CBSA; former Chief Executive Officer of
                             American Coin Merchandising Corporation

John Frew               Chairman and President of Colorado Ski Country

John Brodie             National Football League (Most Valuable Player, San
                             Francisco 49ers Quarterback) & Senior Professional
                             Golf Association Veteran

Stedman Graham          Chief Executive Officer of Graham, Gregory and Bozel;
                             Director of National Urban League; Director of

                                       12

                             National Junior Achievement; Founder and Executive
                             Director of Athletes Against Drugs

Tom Donahoe             V.P.-General Manager of the Pittsburgh Steelers

The Hon. Terry Lister   Minister of Development - Bermuda

Jack Renkins            Recruiting Realties

Steve Garban            Sr. V.P.-Finance, Operations & Treasurer-Pennsylvania
                             State University; Director of Metropolitan Life
                             Series Fund and State Street Management Mutual
                             Funds

Donald Harper           Human Resource Contract Consultant

Paul A. Lester, Esq.    Founding Partner - Fieldstone, Lester, Shear & Denberg

Jeff Tripician          Dairy Industry's "Milk Mustache" Innovator

CBSA intends to continue recruiting professionals throughout the country to serve on its Advisory Board.

         CONSULTANTS

         On March 29, 1999, in connection with the acquisition of Athletes, CBSA entered into a Consulting Agreement with Wayne O. Gemas, father of Kevin Gemas, President and COO of CBSA. Pursuant to the terms of the Consulting Agreement, Wayne Gemas will provide consulting services to CBSA on all matters pertaining to the business of CBSA for a period of 5 years and will receive a fee of $1,500.00 per month for such services. In addition, Mr. Gemas is entitled to health insurance coverage, with the premium for such policy to be paid by CBSA.

         EMPLOYMENT AGREEMENTS

         Upon joining CBSA, Jerome M. Lapin entered into a compensation agreement under which he is to receive $60,000 deferred cash compensation and an option to purchase 500,000 shares of CBSA common stock at 80% of the June 1, 1998, market value for five years. 250,000 of the options vested on August 9, 1999, and 250,000 of the options are to vest August 9, 2000.

         On March 29, 1999, Kevin Gemas, President and Chief Operating Officer of CBSA, and the former founder of Athletes, entered into an Executive Employment Agreement with CBSA. Pursuant to the terms of the Agreement, Mr. Gemas will be employed by CBSA for an initial term of 5 years, with annual extensions thereafter by mutual consent of the parties, and is to be paid an annual cash compensation of $90,000, subject to annual review. In addition, Mr. Gemas will receive a standard benefit package (health insurance, vacation pay, sick pay) and after the first year, will be entitled to participate in any CBSA executive management bonus and/or stock option plans.

         In February, 1999, CBSA entered into a written employment agreement with Arthur D. Harrison, Chief Financial Officer, whereby Mr. Harrison receives compensation for his services as follows: $15.00 per hour cash, payable upon receipt of hourly billing; $35.00 per hour payable upon receipt of financing in excess of $750,000; and $90.00 per hour in the form of CBSA warrants or stock options based on the current offering valuation.

         In April, 1999, CBSA entered into an employment contract with Richard N. Newton, Chairman of the Board of Directors. Pursuant to the terms of the contract, Mr. Newton received 50,000 shares of CBSA's restricted common stock upon engagement of his services as Chairman and a 5-year option to purchase up to an additional 1,000,000 shares at $.50 per share, to be vested at the rate of 200,000 shares per year. In addition, upon reaching operating profitability of $100,000 per year, Mr. Newton will commence receiving an annual salary of $25,000. On August 10, 1999, the Board of Directors rescinded the 5-year option to purchase up to 1,000,000 shares, but granted Mr. Newton the option to purchase up to a total of 60,000 shares, the amount vested since his employment commenced.

         CBSA has entered into a verbal agreement with Janice A. Jones, a Director and Secretary, and William Willard, a Director, whereby both parties receive 8,000 shares of CBSA's restricted common stock per quarter as compensation for their services. In addition, Mr. John J. Grace, husband of Dr. Jones, receives 8,000 shares of CBSA's restricted common stock per quarter as compensation for services he renders to CBSA.

         CBSA presently has no pension, retirement, annuity, profit sharing or similar benefit plans.

         EXECUTIVE COMPENSATION

         The following tables contain compensation data for the Chief Executive Officer and other named executive officers of CBSA for the most recent fiscal year:

                                                         Cash
Name of Individual       Capacities Served           Compensation
Kevin Gemas             President and Chief           $90,000/yr. (1)
                         Operating Officer

Jerome M. Lapin        Chief Executive Officer        $60,000/yr. (2)

----------------
(1) CBSA commenced paying this compensation on April 1, 1999, when it acquired Athletes and Mr. Gemas became an Officer and Director of CBSA.

(2) Commencing September 1, 1999, and deferred until the Company's cash flow permits payment.

----------------

         No CBSA executive officer receives an annual salary and bonus in excess of $100,000.


UTAH GYPSUM MINING CLAIMS AND RIGHTS

         In April, 1985, Chartwell entered into an agreement to have the right to mine up to 2,000,000 tons of gypsum from the Riverview Placer Claims 1 through 9 on Bureau of Land Management land near St. George, Utah. This agreement expires January 4, 2001. The mining rights were acquired in exchange for the issuance of an 8% convertible debenture in the amount of $42,300; 1,080,000 shares of Chartwell common stock valued at $472,500 and 150,000 shares of Chartwell Series B Preferred Stock valued at $10.00 per share (converted to

3,000,000 shares of Common Stock in 1995). As part of the agreement, an outside party has royalty rights of 25% of net mining profits (selling price less expenses to mine) or $1.00 per ton of materials, whichever is greater. To protect its interest in this property, the Company re-staked and re-filed the claims in its own name and renamed them as "New Riverview Claims" 1 through 12. The property underlying the New Riverview Claims 1 through 9 is believed to be (and was intended to be) identical to the property underlying the Riverview Placer Claims 1 through 9. New Riverview Claims 10, 11 and 12 adjoin New Riverview Claims 1 through 9.

         In January, 1993, the Company purchased rights to mine 3,000,000 tons of gypsum from the same claims in exchange for $1,500,000 in the form of 150,000 shares of Chartwell's Series B Preferred stock (since converted to Common Stock). This agreement expires January 4, 2001.

         The BLM accepts the payment by Chartwell of the annual maintenance fee for the twelve New Riverview Claims. As to the Riverview Placer Claims, the BLM has most recently responded that, "After reviewing our records, the Riverview [Placer Claims] 1-3 and Riverview [Placer Claims] 5-6 were closed by Bureau of Land Management Decision dated June 17, 1994." The BLM goes on to say, "Furthermore, the 1999 maintenance fees were already paid for the Riverview [Placer Claims] 4 and the Riverview [Placer Claims] 7-9 mining claims . . . by Western Gypsum, Inc." As a result of additional investigation, Chartwell has concluded that it owns mining claims to the property covered by the Riverview Placer Claims, 1, 2, 3, 5 and 6 (renamed "New Riverview Claims 1, 2, 3, 5 and 6") and New Riverview Claims 10, 11, and
12. It also has contractual mining rights as to the property covered by Riverview Placer Claims 4, 7, 8 and 9.

         Gypsum is the commercial or generic name for calcium sulfate. In September, 1992, Chartwell engaged Ludlow Engineering, Nephi, Utah, ("Ludlow") to update an earlier engineering report on the claims.

         It is Ludlow's "opinion that the Riverview Placer Claims have large reserves of high grade gypsum and by selective mining, Chartwell can recover their entire 2 million tons as food and pharmaceutical applications by mining the higher grade beds. Food and pharmaceutical grade gypsum commands a substantial premium price over the conventional lower grade gypsum that are commonly used in the construction and agricultural industry. Current [1992] market price for the higher grade food and pharmaceutical gypsum ranges from about $320 per ton for powder grade to about $960 per ton for specially processed granular grade. This compare [sic] with $8.50 per ton for gypsum currently [1992] sold from producing mines in the vicinity to the construction and agricultural industry."

         The price per ton quoted above does not reflect the value of the gypsum in the claims for any time after 1992, but the information is significant because it illustrates the substantially higher price paid for pharmaceutical grade gypsum when contrasted with that paid for construction and agricultural grade gypsum. In addition, the above prices per ton do not reflect any of the expenses of mining the gypsum. Ludlow estimated in 1992, however, that on a 50,000 tons per year basis, mining costs would begin at $3.59 per ton for the first year and go down thereafter to $3.29 per ton plus cost of inflation. Chartwell has done no investigations as to the current cost of mining or the current market price for various grades of gypsum, but assumes that mining costs, at least, will be higher than the 1992 estimates. Finally, the Ludlow report gives no indication as to whether there should be any distinction between the quality and value of the gypsum in (a) the property on which Chartwell has mining rights and (b) the property on which Chartwell has mining claims (other than Riverview Claims 10, 11 and 12, which are not covered by the Ludlow report).

         The claims and rights have been for sale since July, 1998, at which time there was a negotiated settlement with an unaffiliated third party that had contracted to purchase and develop the claims. (The settlement was effectively a rescission of the earlier development contract, except that Chartwell and the broker involved in the transaction retained approximately 140,000 and 30,000 shares, respectively, of the buyer's common stock which currently has no market value.) Chartwell would also consider a joint venture development of the claims and rights. The Company, however, has no plans to be the lead developer of the claims and rights or to develop the claims and rights by itself. Although the Company has had recent inquiries regarding the claims and rights, no discussions have resulted in, or presently indicate the likelihood of, any purchase or joint venture proposals.

COMPANY'S ACQUISITION OBJECTIVES

         The Company's long-term strategy is to dispose of or develop most of its existing assets in an orderly manner and to pursue an acquisition or merger with one or more private companies. The Company's objective is to acquire profitable operating companies or companies with extraordinary potential in transactions that would not result in a change of control of the Company. The Company has had early discussions with one potential acquisition candidate, but terms have not yet been established or agreed upon and there is no assurance that this acquisition will be completed.

MISCELLANEOUS

         During 1994 the Company made various investments in gold mining concessions in the State of Bolivar in Southeastern Venezuela. Chartwell's investment was in the form of the issuance of 60,000 shares of Series C Preferred Stock. Due to the difficulty the Company has experienced in engaging an operator for the property and what it views as an unstable political situation in Venezuela, the Company has written down the value of the concessions to $45,000. Although the Company's current plans are to eventually sell any interest it has in the concessions, it has not been actively pursuing the matter.

         Chartwell has four dormant wholly owned subsidiaries for which it has no current plans.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

         OPERATIONS AND LIQUIDITY

         The Company's primary focus over the last three years has been on organizing, recruiting personnel, acquiring a competitor, and expanding the business of its 47% owned entity, College Bound Student Alliance, Inc. ("CBSA"). The Company plans to continue to perform these services for CBSA as needed.

         In July 1999 the Company's ownership interest in CBSA decreased below 50%, which required the Company to change its accounting for CBSA from consolidation to the equity method of accounting.

         In addition the Company will continue to attempt to sell or enter into joint ventures to develop its real estate holdings in San Diego County, California and its gypsum deposits in St. George, Utah.

         The Company also plans to seek acquisition candidates during the next 12 months with emphasis on profitable operating companies or companies with promising products.

         In addition, the Company could raise cash, if necessary, by liquidating or joint venturing its land and mineral properties.

         The Company will also continue to receive license fees and management fees from CBSA. The Company anticipates that CBSA will continue to grow and be successful in fiscal 2000, and accordingly, the Company believes that it will earn increased license fee income and that the market value of its investment in CBSA will increase.

         The Company expects to meet its cash requirements over the next 12 months as it has over the last 3 years, either through borrowings from related parties and third parties or by selling portions of its securities of CBSA. The Company's holdings in CBSA amount to approximately $2,700,000 based on the July 30, 1999 public trading price. However, there can be no assurance that adequate funds from any source will continue to be available on terms acceptable to the Company.

         ANALYSIS OF STATEMENT OF OPERATIONS

         General and administrative expenses decreased to $278,447 in fiscal 1999 from $799,910 in fiscal 1998. In fiscal 1998, the Company's travel expenses and legal expenses were higher than in fiscal 1999 by approximately $142,000 and $97,000, respectively. Two other factors accounted for most of the remaining difference. First, in fiscal 1998, the Company settled a dispute with a third party, which increased fiscal 1998 expenses by approximately $154,000. Secondly, in fiscal 1999, general and administrative expenses were reduced by approximately $142,000 as a result of the reversal of certain liabilities of NCRA that had been established in prior years. The Company determined that payment of these will not be necessary.

         Gains on sales of stock decreased to $370,113 in fiscal 1999 from $1,012,794 in fiscal 1998. The primary reason for the decrease was that in fiscal 1998, the Company exchanged a larger amount of its appreciated stock of CBSA in payment of liabilities.

         In fiscal 1998 the Company had a gain of $569,000 from a capital transaction of CBSA. In fiscal 1999, CBSA did not have any comparable capital transactions.

         In fiscal 1999 the share of loss of CBSA on the equity method was $207,386 as compared to $450,492 in fiscal 1998. At July 31, 1999, the carrying value of the investment in and advances to CBSA had been reduced to zero and the Company has ceased recognizing further losses from its share of CBSA, as required under generally accepted accounting principles.

         A loss of $2,325,200 was recognized in fiscal 1998 on the reversal of the sale of the Company's gypsum property. Also, in fiscal 1999, the Company reported a write-down of $284,668 of its other mining property.

         YEAR 2000 COMPLIANCE

         The Year 2000 issue is the result of computer systems that use two digits rather than four to define the applicable year that may prevent such systems from accurately processing dates ending in the year 2000 and after. This could result in system failures or in miscalculations causing disruption of operations, including, but not limited to, an inability to process transactions, to send and receive electronic data, or to engage in routine business activities and operations.

         Management has spoken to all management personnel at each of its businesses regarding each company's reliance on computer systems. Based upon these discussions, management believes that the Company does not have significant exposure to the Year 2000 issue. The businesses of Chartwell's associated companies do not rely on computer operations for conducting the significant parts of their business, and accordingly, the Company does not believe that their products and services involve any material year 2000 risks.

         The Company does not presently anticipate that the costs to address the Year 2000 issue will have a material adverse effect on the Company's financial condition, results of operations or liquidity due to the aforementioned factors. However, management has not performed a formal estimate of the costs for conversion of systems necessitated by the Year 2000 issue.

         The Company presently anticipates that it will complete its Year 2000 assessment and any necessary remediations by December 31, 1999. However, there can be no assurance that the Company will be successful in implementing its year 2000 remediation plan according to the anticipated schedule. In addition, the Company may be adversely affected by the inability of other companies whose systems interact with the Company to become year 2000 compliant and by potential interruptions of utility, communication or transportation systems as a result of year 2000 issues.

         Although the Company expects its internal systems to be year 2000 compliant as described above, the Company intends to prepare a contingency plan that will specify what it plans to do if it or important external companies are not year 2000 compliant in a timely manner. The Company expects to prepare its contingency plan during 1999.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company operates from its office in Englewood, Colorado. The Company leases its office space pursuant to a lease that expires July 31, 2000. Lease payments are $5,270 per month, of which $4,121 per month is paid by College Bound Student Alliance, Inc. with whom Chartwell and National College Recruiting Association, Inc. (Chartwell's wholly owned subsidiary) share the space. See "Description of Business - Ramona, California, Property" and "Description of Business - Utah Gypsum Mining Claims" for a description of additional properties. The Company believes its facilities are adequate to meet current business needs and that its properties are adequately covered by insurance.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of September 9, 1999, the number and percentage of outstanding shares of Company Common Stock owned by (i) each person known to the Company to beneficially own more than 5% of its outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group. The following calculations are made according to the rules of the SEC. Share ownership is deemed to include all shares that may be acquired through the exercise or conversion of any other security immediately or within the next sixty days. Such shares that may be so acquired are also deemed outstanding for purposes of calculating the percentage of ownership for that individual or any group of which that individual is a member. Shares outstanding were determined as of July 31, 1999.

NAME AND ADDRESS OF         PERCENTAGE OF             NUMBER OF SHARES OF COMMON
BENEFICIAL OWNER              OWNERSHIP                STOCK BENEFICIALLY OWNED
Janice A. Jones, Ph.D. (1)         47%                         38,270,841 (2)
5275 DTC Parkway, No. 110
Denver, CO 80111

William R. Willard                  *                             60,000
356 Playa Del Norte, No. 2
La Jolla, CA 92037

Barry M. Goldwater, Jr.             *                            200,000
3104 East Camelback Rd., No. 274
Phoenix, AZ 85016

John J. Grace (1)(3)               11%                         7,280,689
5275 DTC Parkway, No. 110
Denver, CO 80111

K.T. Mao (4)                        8%                         5,458,794
2676 East Easter Ave.
Littleton, CO 80122

Jennifer Mao Jones Trust (5)        7%                         4,000,000
c/o Janice Jones
5275 DTC Parkway, No. 110
Denver, CO 80111

Justin Mao Jones Trust (5)          7%                         4,000,000
c/o Janice Jones
5275 DTC Parkway, No. 110
Denver, CO 80111

All executive officers and         48%                        38,530,841
directors as a group (2)(6)
(4 persons)

----------------

*        Indicates ownership of less than one percent.

(1) Dr. Jones and Mr. Grace are husband and wife. Each disclaims beneficial ownership of shares owed individually by the other. They have no joint ownership of any shares.

(2) Includes shares owned by the following entities that are 100% owned and controlled by Dr. Jones: Family Jewels II Limited Partnership, Jones Family Limited Partnership II, The Chartwell Group, Inc., and East West Trust. Also includes 18,996,790 shares that may be acquired through the exercise of options or the conversion of Series A Preferred Stock or Series B Preferred Stock. Also includes 1,500,000 shares that may be purchased pursuant to warrants that Dr. Jones is to receive from K.T. Mao pursuant to a contractual obligation. Does not include shares in the children's trusts listed below in the table.

(3) Includes 5,000,000 shares that may be acquired through the exercise of options.

(4) Mr. Mao is the former husband of Dr. Jones. Includes 4,000,000 shares that may be acquired through the exercise of warrants. Includes 1,500,000 shares that may be purchased pursuant to warrants that Mr. Mao is obligated to convey to Dr. Jones Mao pursuant to a contract.

(5) Trusts for the benefit of the children of Dr. Jones and Mr. Mao. Dr. Jones' mother, Dorothy Jones, is the trustee as to the trusts owning 3,520,000 for the benefit of each child. Dr. Jones is trustee as to the trusts owning the balance of shares for each child. Dr. Jones disclaims beneficial interest in the children's trusts.

(6) Alice Gluckman, an executive officer and Director, has no beneficial ownership in any shares of the Company.

----------------

NAME AND ADDRESS OF         PERCENTAGE OF             NUMBER OF SHARES OF SERIES
BENEFICIAL OWNER              OWNERSHIP                A PREFERRED BENEFICIALLY
                                                                 OWNED (1)
Janice A. Jones, Ph.D.            92%                           550,000 (2)
5275 DTC Parkway, No. 110
Denver, CO 80111

R. Bradford                        8%                            50,000
45 Sunshine Ave.
Sausalito, CA 94965

All executive officers and        92%                           550,000
directors as a group
(4 persons)

----------------

(1) Each share of Series A Preferred Stock is convertible into one share of Common Stock.

(2) Includes 250,000 shares owned by East West Trust that is owned and controlled by Dr. Jones.

----------------

NAME AND ADDRESS OF         PERCENTAGE OF             NUMBER OF SHARES OF SERIES
BENEFICIAL OWNER              OWNERSHIP                B PREFERRED BENEFICIALLY
                                                                 OWNED (1)
Janice A. Jones, Ph.D.             17%                           5,000
5275 DTC Parkway, No. 110
Denver, CO 80111

ITEX Corporation                   83%                          25,000
One Lincoln Center
P.O. Box2309
Portland, OR 97208

All executive officers and         17%                           5,000
directors as a group
(4 persons)

----------------

(1) Each share of Series B Preferred Stock is convertible into twenty shares of Common Stock.

----------------

         The Company currently has no information as to the beneficial ownership of its Series C Preferred Stock, of which 42,412 shares are outstanding. Each share of Series C Preferred Stock is convertible into ten shares of Common Stock. No executive officers or directors own any Series C Preferred Stock.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Pursuant to the Company's Certificate of Incorporation and its By-Laws, the members of the Board of Directors serve for one-year terms. The Company's directors and executive officers are:

Name                               Age                          Position
Janice A. Jones, Ph.D.             51                      Chair of the Board,
                                                           Chief Executive
                                                           Officer, Director

Alice M. Gluckman                  54                      Secretary, Treasurer,
                                                           Director

William R. Willard                 57                      Director

Barry M. Goldwater, Jr.            61                      Director

----------------

         JANICE A. JONES, Ph.D. has been a Director of the Company since inception and Chair of the Board, President and Treasurer since August, 1990. Her positions with the Company have been her full time occupation since 1990. Dr. Jones is also a director and Secretary of College Bound Student Alliance, Inc., a publicly held company, and President and a director of National College Recruiting, Inc., both of which are affiliated with the Company as described above. In 1979 she formed, and continues to keep active, The Chartwell Group, Inc., an investment banking and financial relations firm serving emerging growth companies. Dr. Jones was engaged in investor relations for several companies from 1973 to 1982 including Cameron & Associates from 1976 to 1980. Dr.
Jones holds Ph.D., 1980, and Masters, 1976, degrees in Social Sciences from Yeshiva University, and a B.A., 1973, from Hunter College. She received the Hunter College Hall of Fame Award in 1986.

         In June, 1995, Dr. Jones consented to the entry of an Order of the Commission relative to Cease and Desist Proceedings instituted by the SEC. Without admitting or denying the matters set forth therein, Dr. Jones was found to have failed to have failed for three years and two month to file a
Schedule 13G or amendments thereto or to timely file Forms 3, 4 and 5 with respect to a public company of which she was an officer, director and greater than 5% shareholder.

         ALICE M. GLUCKMAN has been Secretary, Treasurer and a Director of the Company since June, 1993, and was Assistant Secretary of the Company prior to that time from September, 1991. Ms. Gluckman is also Secretary, Treasurer and a director of National College Recruiting Association, Inc., a company affiliated with Chartwell as described above. From June, 1997, to the present Ms. Gluckman has been Assistant to the Associate Director, Division of Educational Advancement and Innovation at Johns Hopkins University Institute for the Advancement of Youth (Programs for Gifted Youth), Los Angeles, CA. From January, 1997, to June, 1997, she was President and owner of A & J Enterprises, a secretarial business. From October, 1987 to 1994 Ms. Gluckman was Executive Secretary for Chartwell while it was principally engaged in the sports media business.

         Ms. Gluckman filed a Chapter 7 Petition in Bankruptcy, Central District of California, in 1998 under which debts were discharged in January, 1999.

         WILLIAM R. WILLARD has been a Director and consultant to the Company since April, 1997. Mr. Willard is actively involved with public offerings, private placements mergers and acquisitions and other corporate finance activities both domestically and internationally at Bridgestream Partners, L.L.C. since May, 1992, where he is Managing Partner and owns 100% of the membership interest. Prior to that time he formed Willard Capital Group Ltd. in 1988. Prior to forming Willard Capital Group Ltd., Mr. Willard was First Vice President in Corporate Finance for Bateman Eichler, Hill Richards, Inc. Mr. Willard has diverse experience at several other investment bankers, consulting firms and an advertising firm. Mr. Willard received his B.S. in Political Science and International Relations from the University of Wisconsin in 1965 and an M.B.A. in Finance and International Business from the University of Chicago, Graduate School of Business in 1971. He also attended the Sorbonne (Paris, France) where he received his Cour Practique certificate. He serves on the boards of directors of: College Bound Student Alliance, Inc. (a company affiliated with Chartwell as described above), Trans-Leasing International, Inc. (a reporting company under the Securities Exchange Act of 1934), IDAS Corporation, E-2000, Chick's Natural.

         BARRY M. GOLDWATER, JR. has been a Director of the Company since September, 1998. Since 1994 Mr. Goldwater has been a self-employed business consultant specializing in finance, management and government and political affairs. His consulting projects included acting as Director of Business Affairs for Hormel Enterprises (1994-96) among other engagements. From 1984 to 1993 he was a General Partner of Hambrose Leasing, Ltd. He was a Congressman from the State of Arizona from 1969 to 1984. Mr. Goldwater is active in many civic organizations including the Boy Scouts of America, Big Brothers of America and the National Wildlife Federation. Mr. Goldwater graduated from the University of Arizona in 1962 with a B.S. in Marketing and Management.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

         The Company maintains an officer and director liability insurance policy in the face amount of $1,000,000 in the aggregate ($30,000 or $100,000 max. per claim described below) underwritten by certain Underwriters at Loyd's London, England. The Correspondent issuing the certificate of insurance is HSBC Gibbs Limited, London, England. The annual premium is US$12,000 and expires April 29, 2000.

         The policy, among other things, states as follows:

"Underwriters shall pay on behalf of the Company for Loss sustained by the Company resulting from any Securities Action Claim first made during the
Policy Period against the Company for a Wrongful Act.   . . .  "Securities
Action Claim" means any judicial or administrative proceeding initiated against any of the Directors and Officers or the Company based upon, arising out of, or in any way involving the Securities Act of 1933, the Securities Exchange Act of 1934, rules or regulations of the Securities Exchange Commission under either or both Acts, similar securities laws or regulations of any state, or any common law relating to any transaction arising out of, involving, or relating to the sale of securities in which they may be subjected to a binding adjudication of liability for damages or other relief, including any appeal therefrom." The limits of this coverage are $100,000.

         The policy provides no coverage for each of the Directors and Officers personally. The amount by which the "Underwriters shall reimburse the Company for Loss which the Company pays as indemnification to any of the Officers and Directors resulting form any Claim first made during the Policy Period for a Wrongful Act" is limited to $30,000, except for a Securities Action Claim as described above.

         The policy excludes any "Claim brought about or contributed to in fact by any dishonest, fraudulent or criminal act or omission, or any personal profit or advantage gained by any of the Directors and Officers to which they were not legally entitled as established by a judgment or other final adjudication.

ITEM 6.  EXECUTIVE COMPENSATION

         The following tables contain compensation data for the Chief Executive Officer and other named executive officers of the Company for the fiscal year ended July 31, 1999:



                  Annual Compensation
                 ---------------------
Name                           Other
And                            Annual
Principal                      Compen-
Position         Salary  Bonus sation
Janice A.         $-0-   $-0-  $58,400(1)(2)
Jones, Ph.D.

                                       23

Chair of
Board, CEO,
Director

----------------

(1) Dr. Jones receives 8,000 shares of CBSA restricted common stock per calendar quarter from CBSA as compensation to serve as Secretary and as a Director on CBSA's Board. The CBSA shares are valued at $.50 per share.

(2) Consists of: personal use of trade credits from barter exchanges of $22,000; payments by Company on life insurance policy of $20,400.

----------------

         No other executive officer of the Company or any of its subsidiaries receives an annual salary and bonus in excess of $100,000.


EMPLOYMENT ARRANGEMENTS

         Pursuant to September 1, 1999, resolutions of the Company's Board of Directors (subject to the expected final signature by the Company's three disinterested Directors), Dr. Jones is employed pursuant to an Employment Agreement that was originally entered into March 10, 1995. The terms of that agreement were ignored by both the Company and Dr. Jones because of the Company's situation. In the September 1, 1999, resolution, however, Dr. Jones and the Company agreed to forego compensation obligations to Dr. Jones under the 1995 agreement through July 31, 1999, but reaffirmed it for the balance of its term commencing August 1, 1999. The agreement employs Dr. Jones as Executive President for a term of eight years and retains her as an advisor and consultant for life. Dr. Jones is not required to devote more than thirty hours in any month in her capacity as advisor and consultant to the Company. Compensation is at the rate of $5,000 per month from each company that Chartwell receives cash-flow revenues. Total compensation for the first 12 months shall be no larger than $15,000 per month. Compensation shall increase to maximum $22,500 per month during the second 12 months and to maximum $30,000 per month during the following 72 months. Dr. Jones is to receive additional bonus compensation at the rate of 1% of the amount by which net profits (as defined) in any year exceed the net profits for the fiscal year ended July 15, [sic] 1995, plus 1/10 of 1% of the amount by which net sales (as defined) in any year exceed the net
sales of the company for its fiscal year ending July 15, [sic] 1995.   Further
bonuses and stock options are at the discretion of the Board of Directors. (Terms for restricted stock options within the agreement itself were not specified.) During the period that Dr. Jones is engaged as an advisor and consultant to the Company, she is to receive office space comparable to that she has as the Executive President and no further compensation. Upon disability during the eight-year term of the agreement, Dr. Jones continues to receive full compensation. Upon death during the eight-year term of the agreement, her spouse or, if no spouse, her estate, is to receive two years of compensation over five years or in a lump sum, respectively. The September 1, 1999, resolutions provide Dr. Jones additional compensation as follows:

         - Personal use of trade credits from barter exchanges, including ITEX Corporation, BXI, Trade Bank International, and any other trade barter company, for the period March 10, 1995 through the end of the employment contract (initially March 10, 2003);

         - Life insurance payments of $1,700 per month and family health insurance through the employment term.

         - Conveyance of 7 1/2% interest in any acquisition made by the Company through her employment period, but excluding acquisitions made by CBSA.

         - A five year option to purchase 500,000 shares of the Company's CBSA common stock at $.30 per share with cashless exercise privileges.

         - Addition of the cashless exercise privileges to all other options on Company CBSA stock currently held by her.

The September 1, 1999, resolutions also provide Dr. Jones with $2,500 per month compensation commencing August 1, 1999, to serve as a Director of the Company.

         Pursuant to a letter agreement dated April 4, 1997, Mr. Willard is to be compensated at the rate of $2,000 per month payable quarterly in Chartwell restricted common stock "at $.10 per share for the first quarter and at market value for issuance thereafter." Market value is not defined in the letter agreement. The Company, however, has been paying Mr. Willard periodically with shares of CBSA at $.50 per share.

         Pursuant to a letter agreement with Mr. Goldwater dated September 24, 1998, in consideration for his first year of service as Director, he received a two year option to purchase 200,000 shares of Chartwell common stock at $.15 per share.

         Pursuant to various resolutions of the Company's Board of Directors, Ms. Gluckman receives $1,000 per month payable periodically (approximately once per year has been the past practice) in Chartwell restricted common stock, although the Company has paid this obligation periodically with shares of CBSA common stock at $.50 per share.

STOCK OPTIONS AND WARRANTS

                     AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1999
                               AND YEAR-END OPTION VALUES

                                               Number of
                                               Securities          Value of
                                               Underlying          Unexercised
                                               Unexercised         In-the-Money
                                               Options at          Options at
                                               FY 1999 End         FY 1999 End

                         Shares Acquired       Exercisable/        Exercisable/
Name                     on Exercised          Unexercisable       Unexercisable
Janice A. Jones, Ph.D.        -0-             18,596,790/-0-          $-0-/$-0-

----------------

(1) Computed based on the differences between the fair market value on July 31, 1999 and aggregate exercise prices. All exercise prices are $.10 per share.

----------------

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Several of the following transactions involve shares of CBSA common stock owned by Chartwell. All such shares owned by Chartwell were acquired by the Company for a de minimus amount.

         On October 27, 1997, in consideration for the extension of additional credit to the Company of $100,000, John J. Grace, a consultant to the Company, was issued 350,000 shares of restricted Common Stock as compensation. These share were valued at $.01 per share. In addition, Mr. Grace was granted an option to purchase 2,000,000 shares of restricted Common Stock until November 11, 2000, at $.10 per share. These options were valued at a de minimus amount.

         On October 31, 1997, Janice A. Jones entered into an arrangement to convert $1,000,000 of the Company's debt to her into 2,000,000 of CBSA restricted common stock owned by the Company. In addition, Dr. Jones forfeited "interest income on the debt converted provided that if at the end of one year from October 31, 1997, upon the sale of her stock she receives full payment for the debt in cash equivalents." In the event that the value of the CBSA stock on October 31, 1998, were not equal to $1,000,000 then she was to "be granted additional consideration, including accrued interest." Dr. Jones received 1,000,000 CBSA shares for the described conversion on October 31, 1997, and was allowed to maintain the 1,000,000 conversion in abeyance under a conversion option that was to expire July 31, 1998. See September 2, 1998, and June 7, 1999, transactions described below.

         On December 31, 1997, Janice A. Jones agreed to forgive $396,000 of the company's indebtedness to her; the related interest income due her on the underlying notes for the period from August 1, 1997, through December 31, 1997, to continue to be owing to her.

         On April 2, 1998, John J. Grace, a consultant to the Company was issued 1,000,000 shares of restricted Common Stock for services rendered. These shares were valued at $.01 per share. On that date the Company also entered into an agreement to compensate Mr. Grace at the rate of $100,000 per year.

         On April 16, 1998, the Company issued 10,000 shares of CBSA restricted common stock to Alice M. Gluckman as compensation for Director and Treasurer services.

         On May 29, 1998, Janice A. Jones agreed to forgive $228,000 of the Company's indebtedness to her; the related interest income due her on the underlying notes for the period from August 1, 1997, through May 31, 1998, to continue to be owing to her.

         On June 1, 1998, in consideration for extending the due dates on several loans owing by the Company to Janice A. Jones and entities that she owns and controls, the Company granted Dr. Jones an option to acquire 400,000 shares of CBSA common stock at the market price on July 31, 1998 ($.32), said options to expire July 31, 2003. At that time and as part of the same transaction, the Company also granted an option to acquire 4,354,110 shares of Chartwell restricted common stock at $.10 per share until June 1, 2003, to an entity that is owned and controlled by Janice A. Jones. Another entity owned and controlled by Dr. Jones was granted similar options to acquire 3,062,680 shares of

Chartwell restricted Common Stock. In addition, Dr. Jones was granted similar options to acquire 3,500,000 shares of Chartwell restricted Common Stock. All of these options replaced conversion features in the related convertible promissory notes. New notes were executed by the Company to Dr. Jones in the principal amount of $690,936 with simple interest at 10% per annum and due August 1, 2002, and with the original conversion features deleted. On that same date the Company granted John J. Grace options for 200,000 shares of CBSA common stock similar to those described above for extending the due dates on loans owed by the Company to him. Finally, the Company also granted to John J. Grace a similar option to acquire 1,500,000 shares of Chartwell Common Stock.

         On July 31, 1998, 300,000 shares of restricted Series A Preferred Stock were issued to Family Jewels Ltd, Partnership II in conversion to equity of $300,000 in notes payable owed to the partnership. The partnership is wholly owned by Janice A. Jones. These shares were valued at $300,000.

         On September 2, 1998, the Company adjusted the October 31, 1997, conversion rate set forth above with respect to the conversion into CBSA common stock of amounts owed to Janice A. Jones. Dr. Jones received an additional 500,000 shares of CBSA restricted common stock. In addition, interest was to "accrue from October 31, 1997, and continue to be an obligation of the Company until the cash value received by Dr. Jones reaches $500,000." Finally, Dr. Jones extended "the cash value due date from October 31, 1998, to April 30, 1999, at which time if the bid price of CBSA common stock was above $.50 per share on that date, "then no additional shares will be issued and interest accrued will cease."

         On September 15, 1998, the Company granted Barry M. Goldwater, Jr. an option to purchase 200,000 shares of Chartwell restricted Common stock until September 15, 2000, at $.15 per share in consideration for his services as a Director of the Company.

         On September 17, 1998, the Company agreed to William R. Willard's compensation in the form of CBSA common stock at the rate of $.50 per share through July 31, 1998, and authorized the payment of its board members for the second half of fiscal 1999 and fiscal 2000 "in either cash, stock, or a combination of the two depending on the cash position and needs of the Company."

         On March 5, 1999, John J. Grace, a consultant to the Company, was granted an option to purchase 1,500,000 shares of restricted Common Stock for five years at $.10 per share. The grant was in consideration of the extension of loans due from the Company to Mr. Grace, for the loan of $16,000 with interest at 10% per annum compounded monthly, and for deferral of payment of compensation due him for his services. These options were valued at a de minimus amount. The Company also granted Mr. Grace a second deed of trust on the Ramona, California, property and pledged 1,500,000 shares of CBSA common stock as additional security for his loans in satisfaction of part of the security granted to Mr. Grace pursuant to the terms of the original 1997 loan agreement. New promissory notes were prepared in the principal amount of $600,000 with interest at 10% per annum, compounded monthly.

         On May 31, 1999, Alice M. Gluckman received 17,000 shares of CBSA shares for "Director's Fees for the period July 16, 1998 through May 31, 1999. On that same date William R. Willard received 48,000 shares of CBSA common stock for "Director's Fees for the period April 4, 1998 through April 4, 1999."

         On June 7, 1999, the Company further adjusted the conversion rate with respect to transactions entered into with Janice A. Jones on October 31, 1997. On June 7, 1999, Dr. Jones waived the interest provision of the September 2, 1998, agreement. Dr. Jones was also issued 155,000 shares of CBSA restricted common stock in exchange for waiving any future adjustments under the conversion agreement. Finally, Dr. Jones was granted a 5 year option to purchase 200,000 shares of CBSA common stock at $.50 per share.
The conversion option with respect to the "remaining $500,000 of Dr. Jones' (&/or her related entities) debt not yet converted" remained in effect.

         On July 31, 1999, Janice A. Jones forgave $37,000 of the Company's principal obligation due her and the Company issued new note to Janice A. Jones in the principal amount of $143,554 replacing the old $180,554 note.

         On September 1, 1999, the Company entered into its employment agreement with Janice A. Jones described in the Item 6 hereof. All prior compensation agreements with Dr. Jones that are reflected in various Board of Directors minutes were cancelled; Dr. Jones received no compensation under those arrangements. At that time Dr. Jones had accrued approximately $90,000 on her credit cards for the benefit of the Company on which the Company had been making monthly payments. Dr. Jones agreed to continue to be contingently liable on the credit card debt; forgave $137,461 interest on her notes due her through July 31, 1998 and $88,567 interest for the year ended July 31, 1999; and forgave $37,000 principal balance on her note due her as of July 31, 1999.

         Janice A. Jones is paid by CBSA for services to that company as a director and Secretary. Dr. Jones' arrangements are described in Item 6, above. William R. Willard is paid by CBSA for services to that company as a director (8,000 shares of CBSA restricted common stock per quarter). John J. Grace also receives 8,000 shares of CBSA restricted common stock per quarter from CBSA for consulting services he renders to that company.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue up to 90,000,000 shares of Common Stock, of which 60,272,512 shares are issued and outstanding as of July 31, 1999 and 29,502,910 shares are reserved for issuance pursuant to the exercise of outstanding options, warrants or convertible preferred stock. Holders of Common Stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of Common Stock have no preemptive or other rights to subscribe for shares.

PREFERRED STOCK

         The Company has 10,000,000 authorized preferred shares issuable in one or more series with rights and preferences as determined by the Board of Directors. As of July 31, 1999, the Board of Directors had authorized the following:

         - Series A Preferred Stock - 2,000,000 shares; par value $0.001 per share; non-cumulative dividend of $.30 per share prior to any dividend on the Common Stock and participating in any dividend on the Common Stock thereafter; liquidation preference of $.30 per share and participating with the Common Stock thereafter; identical voting rights with the Common Stock; convertible at any time into Common Stock on a one-to-one basis; and the conversion privilege is protected by an anti-dilution provision in the event the number of shares of Common Stock outstanding is changed through a stock split, reverse stock split, share dividend or other similar corporate action. The number of Series A Preferred shares outstanding as of July 31, 1999, was 600,000.

         - Series B Preferred Stock - 150,000 shares authorized; stated value $10.00 per share; "dividends rate, non-cumulative, of 0% in year one, 3% at end of year two of date of issue, 3% at end of year three, 4% at end of year 4, 5% at end of year 5 and 6% at the end of year six and each year thereafter"; liquidation preference of $10.00 per share before any payment shall be made in respect of the Company's Common Stock or junior stock and participating with the Common Stock thereafter; identical voting rights with the Common Stock; convertible at any time into twenty shares Common Stock; the conversion privilege is protected by an anti-dilution provision in the event the number of shares of Common Stock outstanding is changed through a stock split, reverse stock split, share dividend or other similar corporate action; and the stock is callable by the Company at 110% of stated value with 15 days written notice to the holders thereof. The number of Series A Preferred shares outstanding as of July 31, 1999, was 30,000.

         - Series C Preferred Stock - 300,000 shares authorized; stated value $10.00 per share; non-cumulative dividends, "pari passu with all other series or shares of preferred stock", before any dividend is paid on Common Stock and participating in any dividend on the Common Stock thereafter; liquidation preference "pari passu with all other series or shares of preferred stock" of $10.00 per share before any payment shall be made in respect of the Company's Common Stock or junior stock and participating with the Common Stock thereafter; identical voting rights with the Common Stock; convertible at any time commencing eighteen months after the date of issuance into ten shares Common Stock; and the conversion privilege is protected by an anti-dilution provision in the event the number of shares of Common Stock outstanding is changed through a stock split, reverse stock split, share dividend or other similar corporate action. The number of Series A Preferred shares outstanding as of July 31, 1999, was 50,612.

                                  PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

        The Company's Common Stock trades under the symbol "CHAP" on the OTC Electronic Bulletin Board. The following table sets forth the high and low bid prices per share of the Common Stock for the last two fiscal years as reported by the OTC Electronic Bulletin Board and available through America Online. These prices reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

                                                     HIGH      LOW
                  FISCAL 1998
First Quarter                                         .13      .0625
Second Quarter                                        .12      .06
Third Quarter                                         .13      .0625
Fourth Quarter                                        .08      .06

                                       29

                  FISCAL 1999

First Quarter                                         .07      .03
Second Quarter                                        .08      .03
Third Quarter                                         .0625    .03
Fourth Quarter                                        .07      .04

         The Company has been informed by its transfer agent that as of July 31, 1999, there were approximately 506 record owners of its Common Stock.

         It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payment of cash dividends in the future will be dependent upon the amount of funds legally available therefor, the Company's earnings, financial condition, capital requirements and other factors that the Board of Directors may deem relevant. The Company does not anticipate paying any cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         None.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         1 - On September 6, 1996, and as amended on October 7, 1996, the Company and two of its shareholders, one of whom is the Company's Chief Executive Officer, entered into a transaction for the benefit of the Company as follows:

         The shareholders agreed to contribute and return to the Company 3,500,000 shares each of the Company's restricted Common Stock for use by the Company to attract new management and to meet certain pending obligations. The shareholders agreed that up to 1,000,000 shares each could be liquidated pursuant to Rule 144 of the Securities Act of 1933 and that the net proceeds from such sales were to be contributed to the Company as a capital contribution. These 1,000,000 shares each were in fact sold by the shareholders at the direction of the Company without any return of the shares themselves to the Company. As part of the same transaction, the non-officer shareholder was granted an option until January 2, 2002, to purchase 4,000,000 share of restricted common stock at $.20 per share. The proceeds of these sales amounted to approximately $211,000.

         2 - On September 30, 1996, 700,000 shares of unrestricted Common Stock were issued to One Capital Corporation valued at $.05 per share.

         3 - On January 8, 1997, the following shares of restricted Common Stock were issued in lieu of compensation and valued at $.10 per share:

         (a) Alice Gluckman           100,000

         (b) James Conway              63,000

         (c) Paul Shumard              60,000

         4 - On January 8, 1997, issued into escrow 230,000 shares of restricted Common Stock as collateral for a rent obligation to Stuart Marks. Because the obligation was not met by September 30, 1997, the escrow was to closed with the shares being transferred to Mr. Marks. The shares were valued at $20,000.

         5 - On January 10, 1997, Janice A. Jones, Ph.D. was granted an option to purchase 10,810,790 shares of restricted Common Stock until April 1, 2002, at $.10 per share in consideration for the forgiveness of interest owed to her by the Company on several promissory notes. The options were valued at a de minimus amount.

         6 - On February 14, 1997, 25,000 shares of Series C Preferred Stock were issued to ITEX Corporation in consideration of $250,000 of ITEX barter credits. See Financial Statements.

         7 - On April 1, 1997, John J. Grace, a consultant to the Company, was granted an option to purchase 1,500,000 shares of restricted Common Stock until April 1, 2002, at $.10 per share. These options were valued at a de minimus amount. On that same date Mr. Grace was issued 730,000 shares of restricted Common Stock for services rendered through March 3, 1997. These shares were valued at $.10 per share.

         8 - On May 5, 1997, William Kroske and Kathryn Lydens were respectively issued 107,500 and 10,000 shares of restricted Common Stock as employee compensation. These shares were valued at $.10 per share.

         9 - On August 1, 1997, the Company issued 14, 000 shares of restricted Common Stock to First Southwest Co. for services. These shares were valued at $.01 per share.

         10 - On August 19, 1997, the Company issued shares of restricted Common Stock valued at $.01 per share for services to the following persons:

         (a)  Bridgestream Trust       60,000

         (b)  Robert Kihm              20,000

         (c)  William Rogers, Jr.      50,000

         11 - On October 10, 1997, the Company issued shares of restricted Common Stock valued at $.01 per share for services to the following persons:

         (a)  Kathryn Chase            27,680

         (b)  Robert Kihm              50,000

         (c)  Robert Fahey             90,000

         12 - On October 27, 1997, John J. Grace, a consultant to the Company, was issued 350,000 shares of restricted Common Stock as compensation. These share were valued at $.01 per share. In addition, Mr. Grace was granted an option to purchase 2,000,000 shares of restricted Common Stock until November 11, 2000, at $.10 per share. These options were valued at a de minimus amount.

         13 - On November 4, 1997, the Company issued 85,429 shares of restricted Common Stock to Hial Gernert for services. These shares were valued at $.01 per share.

         14 - On December 23, 1997, Robert Fahey was issued 90,000 shares of restricted Common Stock as compensation. These shares were valued at $.01 per share.

         15 - On April 2, 1998, John J. Grace, a consultant to the Company was issued 1,000,000 shares of restricted Common Stock for services rendered.
 These share were valued at $.01 per share.

         16 - On July 31, 1998, 300,000 shares of restricted Series A Preferred Stock were issued to Family Jewels Ltd, Partnership II in conversion to equity of $300,000 in notes payable owed to the partnership. The partnership is wholly owned by Janice A. Jones, Ph.D. These shares were valued at $300,000.

         17 - On March 5, 1999, John J. Grace, a consultant to the Company, was granted an option to purchase 1,500,000 shares of restricted Common Stock for five years at $.10 per share. The grant was in consideration of the extension of loans due from the Company to Mr. Grace and for deferral of payment of compensation due him for his services. These options were valued at a de minimus amount.

         The Company believes transactions in 1 through 17 were exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions. All recipients either received adequate information about the Company or had access, through employment or other relationships, to such information. In addition, the purchasers described in paragraphs 3(a), 3(b), 5, 7, 9, 10(a), 12, 14, 15, 16, and 17,
above, were "accredited investors" (as that term is defined in Rule 501(a)(3) of Regulation D).

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by the Company. The Company's Bylaws provide for indemnification of all directors, officers, and control persons. In addition, the Company's Articles of Incorporation eliminate personal liability for breach of fiduciary duty by an officer or director to the extent permitted under Nevada law. The Company has purchased director and officer errors and omissions liability insurance as described in detail above. See Item 5, above.

         Insofar as indemnification by the Company for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions of the Certificate of Incorporation and Bylaws, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART F/S





                                    PART III

ITEM 1.   EXHIBITS

         The following exhibits are filed as part of the Registration Statement:

EXHIBIT NO.             IDENTIFICATION OF EXHIBIT
2(1)                    Articles of Incorporation and amendments thereto.

2(2)                    By-laws

6(1) 9/6/96 Agreement regarding contribution to capital by shareholders and amendments thereto

6(2)                    11/25/97 Settlement Agreement between Chartwell
                        International, Inc. and Poway Partners

6(3)                    6/20/97 Agreement licensing assets of National College
                        Recruiting Association, Inc. to SportsStar Marketing,
                        Inc.

6(4)                    2/  /98 Management Service Agreement between Chartwell
                        International, Inc. and SportsStar Marketing, Inc.

6(5)                    3/10/95 Agreement Between Chartwell International, Inc.
                        and Janice Jones regarding employment and 9/1/99 Board of Directors Resolution modifying same

6(6)                    4/4/97 letter regarding compensation of William Willard

6(7)                    9/24/98 letter regarding compensation of Barry M.

                                       33

                        Goldwater, Jr.

6(8)                    6/8/99 letter regarding compensation of Alice M.
                        Gluckman

6(9)                    6/1/98 Promissory Note for $78,400 held by Janice Jones

6(10)                   7/31/99 Promissory Note for $133,554 held by Janice
                        Jones

6(11)                   6/1/98 Promissory Note for $612,536 held by Janice Jones

6(12)                   3/5/99 Promissory Note for $300,000 held by John J.
                        Grace's IRA Rollover Account

6(13)                   3/5/99 Promissory Note for $130,000 held by John J.
                        Grace's IRA Rollover Account

6(14)                   3/5/99 Promissory Note for $170,000 held by John J.
                        Grace

6(15)                   4/1/99 Promissory Note for $16,000 held by John J. Grace

6(16)                   6/1/98 Option for 4,354,110 shares held by Family Jewels
                        II Limited Partnership

6(17)                   6/1/98 Option for 3,062,680 shares held by The Chartwell
                        Group, Inc.

6(18)                   6/1/98 Option for 3,500,00 shares held by Dr. Janice A.
                        Jones

6(19)                   9/6/96 Warrant for 4,000,000 shares held by K.T. Mao

6(20)                   8/1/97 Option for 6,000,000 shares held by Dr. Janice A.
                        Jones

6(21)                   7/31/97 Option for 1,680,000 shares held by Dr. Janice
                        A. Jones

6(22)                   3/5/99 Option for 1,500,000 shares held by John J. Grace

6(23)                   6/1/98 Option for 1,500,000 shares held by John J. Grace

6(24)                   10/27/97 Option for 2,000,000 shares held by John J.
                        Grace

6(25)                   9/15/98 Option for 200,000 shares held by Barry M.
                        Goldwater, Jr.

6(26)                   6/1/98 Option for 200,000 shares held by John J. Grace

6(27)                   10/31/97 Option for 1,000,000 shares held by Dr. Janice
                        A. Jones

                                       34

6(28)                   6/1/98 Option for 400,000 shares held by Dr. Janice A.
                        Jones

6(29)                   6/7/99 Option for 200,000 shares held by Dr. Janice A.
                        Jones

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     CHARTWELL INTERNATIONAL, INC.


Dated: September 20, 1999               By:/s/ Janice A. Jones
                                     ------------------------------------------
                                     Janice A. Jones, Chief Executive Officer

                          CHARTWELL INTERNATIONAL, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS


                                      INDEX

                                                                            PAGE
                                                                            ----
         Report of Independent Certified Public Accountant                  F-1

         Consolidated Balance Sheets at July 31, 1999 and 1998              F-2

         Consolidated Statements of Operations for the Fiscal Years
             Ended July 31, 1999 and 1998                                   F-3

         Consolidated Statements of Stockholders' Equity for the
             Fiscal Years Ended July 31, 1999 and 1998                      F-4

         Consolidated Statements of Cash Flows for the Fiscal
             Years Ended July 31, 1999 and 1998                             F-5

         Notes to Consolidated Financial Statements                         F-6

                            Ronald R. Chadwick, P.C.
                           CERTIFIED PUBLIC ACCOUNTANT
                               3025 S. PARKER ROAD
                                    SUITE 109
                             AURORA, COLORADO 80014
                            TELEPHONE: (303) 306-1967
                           TELECOPIER: (303) 306-1944



                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Chartwell International, Inc.
Englewood, Colorado


I have audited the accompanying consolidated balance sheets of Chartwell International, Inc. as of July 31, 1998 & 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chartwell International, Inc. as of July 31, 1998 & 1999 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


Aurora, Colorado                       /s/ Ronald R. Chadwick, P.C.
August 27, 1999                        RONALD R. CHADWICK, P.C.

CHARTWELL INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
JULY 31, 1999 AND 1998

                                                      July 31, 1999            July 31, 1998
                                                      -------------            -------------
ASSETS
Current assets:
Cash                                                  $      15,574            $       4,683
Trade credits                                                24,606                   39,161
Receivables from related parties                            109,037                   56,822
                                                      -------------            -------------
    Total current assets                                    149,217                  100,666

Investment in real estate                                 1,195,655                1,195,655
Mineral properties                                        2,014,800                2,296,236
Recruiting systems and publishing rights, net             1,506,883                1,603,068
Organization costs and goodwill, net                         32,784                  104,529
Investment in CBSA                                            --                     234,793
Other assets, net                                            88,385                   24,691
                                                      -------------            -------------
    Total assets                                      $   4,987,724            $   5,559,638
                                                      -------------            -------------
                                                      -------------            -------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities              $     235,673            $     405,393
Notes payable, current                                       57,569                   65,526
                                                      -------------            -------------
    Total current liabilites                                293,242                  470,919
Long-term debt:
Due to related parties                                    1,517,845                1,393,055
Other notes payable                                         665,863                  669,453
                                                      -------------            -------------
    Total liabilities                                     2,476,950                2,533,427
                                                      -------------            -------------
Minority interests                                           --                       41,323
                                                      -------------            -------------
Stockholders' Equity:
Preferred Series A stock                                        600                      600
Preferred Series B stock                                    300,000                  300,000
Preferred Series C stock                                  1,106,120                1,106,120
Common stock; $.001 par value; 90,000,000                    60,272                   61,772
  shares authorized; 60,272,512 and 61,772,512
  issued in 1999 and 1998, respectively
Additional paid-in capital                               10,013,901                9,975,401
Accumulated deficit                                      (8,963,234)              (8,452,120)
                                                      -------------            -------------
                                                          2,517,659                2,991,773
Less, Treasury stock (68,850 shares) at cost                 (6,885)                  (6,885)
                                                      -------------            -------------
    Total stockholders' equity                            2,510,774                2,984,888
                                                      -------------            -------------
    Total liabilities and stockholders' equity        $   4,987,724            $   5,559,638
                                                      -------------            -------------
                                                      -------------            -------------

The accompanying notes are an integral part of the financial statements.

CHARTWELL INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JULY 31, 1999 AND 1998

                                                       Year Ended               Year Ended
                                                      July 31, 1999            July 31, 1998
                                                      -------------            -------------
Management and license fee revenue                    $      90,989           $       10,500
Operating expenses:
  General and administrative                                278,447                  799,910
  Depreciation and amortization                             128,663                  128,636
                                                      -------------            -------------
    Total operating expenses                                407,110                  928,546
                                                      -------------            -------------
Operating loss                                             (316,121)                (918,046)
Other income (expenses):
  Gain on sales of stock                                    370,113                1,012,794
  Gain on capital transaction of
    equity method investee                                  569,000
  Share of CBSA loss                                       (207,386)                (450,492)
  Writedown of mineral property                            (284,668)
  (Reversal) of gain on sale of mineral property                                  (2,325,200)
  Minority interest share of losses                          41,323                    1,093
  Interest expense, net                                     (95,484)                (129,775)
  Miscellaneous (expense), net                              (18,891)                 (52,216)
                                                      -------------            -------------
    Total other income (expense)                           (194,993)              (1,374,796)
                                                      -------------            -------------
  Net loss                                            $    (511,114)           $  (2,292,842)
                                                      -------------            -------------
                                                      -------------            -------------
Loss per common share                                 $       (0.01)           $       (0.04)
                                                      -------------            -------------
                                                      -------------            -------------
Weighted average number of common shares                 61,647,512               60,351,541
                                                      -------------            -------------
                                                      -------------            -------------


The accompanying notes are an integral part of the financial statements.

CHARTWELL INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JULY 31, 1999 AND 1998


                                        Series A      Series B      Series C
                                       Preferred     Preferred     Preferred        Common        Additional
                                         Stock         Stock         Stock          Stock       Paid-in Capital
                                       ---------     ---------     ---------     ----------     ---------------
Balances, August 1, 1997:
     Shares                            300,000         30,000         166,512    58,850,403
     Amount                            $   300       $300,000      $1,665,120    $   58,850      $  8,421,996
Officer cancellation of debt:
     Shares                                                                                      $    624,000
     Amount
Officer conversion of debt:
     Shares                             300,000
     Amount                             $   300                                                  $    299,700
Conversion of Series C Preferred:
     Shares                                                           (55,900)      559,000
     Amount                                                          (559,000)   $      559      $    558,441
Stock issued for services:
     Shares                                                                       2,363,109
     Amount                                                                      $    2,363      $     71,264
Change in valuation allowance:
     Shares
     Amount
Net loss, fiscal 1997:
     Shares
     Amount
Balances, July 31, 1998:
     Shares                            600,000         30,000         110,612    61,772,512
     Amount                            $   600       $300,000       1,106,120    $   61,772      $ 9,975,401
Cancellation of common stock:
     Shares                                                                      (1,500,000)
     Amount                                                                      $   (1,500)     $    1,500
Officer cancellation of debt:
     Shares
     Amount                                                                                      $   37,000
Net loss, fiscal 1999:
     Shares
     Amount
Balances, July 31, 1999:
     Shares                            600,000         30,000         110,612    60,272,512
     Amount                            $   600       $300,000       1,106,120    $   60,272      $10,013,901

                                          Valuation
                                          Allowance                                       Total
                                          for Equity     Treasury      Accumulated     Stockholders'
                                          Securities       Stock         Deficit          Equity
                                          ----------     ---------     -----------     -------------
Balances, August 1, 1997:
     Shares                                               (68,850)
     Amount                               $ (255,000)    $ (6,885)     $(6,159,278)   $ 4,025,103
Officer cancellation of debt:
     Shares                                                                           $   624,000
     Amount
Officer conversion of debt:
     Shares
     Amount                                                                           $   300,000
Conversion of Series C Preferred:
     Shares
     Amount
Stock issued for services:
     Shares
     Amount                                                                           $    73,627
Change in valuation allowance:
     Shares
     Amount                               $  255,000                                  $   255,000
Net loss, fiscal 1997:
     Shares
     Amount                                                            $(2,292,842)   $(2,292,842)
Balances, July 31, 1998:
     Shares                                               (68,850)
     Amount                               $        0     $ (6,885)     $(8,452,120)   $ 2,984,888
Cancellation of common stock:
     Shares
     Amount
Officer cancellation of debt:
     Shares
     Amount                                                                           $    37,000
Net loss, fiscal 1999:
     Shares
     Amount                                                            $  (511,114)   $  (511,114)
Balances, July 31, 1999:
     Shares                                               (68,850)
     Amount                               $        0     $ (6,885)     $(8,963,234)   $ 2,510,774


The accompanying notes are an integral part of the consolidated financial statements.

CHARTWELL INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JULY 31, 1999 AND 1998

                                                                  Year Ended              Year Ended
                                                                July 31, 1999           July 31, 1998
                                                                -------------           -------------
Cash Flows From Operating Activities:
Net loss                                                        $    (511,114)          $  (2,292,842)
Adjustments to reconcile net income to net
  cash (used for) operating activities:
       Reversal of gain on sale of mineral property                                         2,325,200
       Depreciation and amortization                                  128,663                 128,636
       Services paid for in stock                                      77,500                 473,515
       Gain on sale of securities                                    (370,113)             (1,102,174)
       Gain on capital transaction of equity method investee                                 (569,000)
       Share of loss from investee accounted for by
          the equity method                                           242,960                 450,492
       Writedown of mineral property                                  284,668
       Minority interest share of net loss                            (41,323)                 (1,093)
Changes in assets and liabilities:
       Decrease in trade credits                                       56,688                 152,183
       (Increase) decrease in accounts receivable                      22,995                  (6,378)
       (Increase) Decrease in due from related parties                (75,210)                 94,843
       (Increase) Decrease in prepaid and other assets                (35,826)                 57,308
       (Decrease) in accounts payable and accruals                   (190,366)                (80,467)
       Increase in accrued interest due to related parties             56,192                  56,623
                                                                -------------           -------------
             Net cash (used for) operating activities                (354,286)               (313,154)
                                                                -------------           -------------

Cash Flows From Investing Activities:
       Proceeds from sale of securities                               147,898                 112,906
                                                                -------------           -------------
             Net cash provided by investing
                 activities                                           147,898                 112,906
                                                                -------------           -------------

Cash Flows From Financing Activities:
       Proceeds from borrowings from related parties                  102,149                 105,208
       Proceeds from borrowings from third parties                    200,000                 100,000
       Repayments on borrowings from related parties                                           (4,000)
       Repayments on borrowings from third parties                    (84,870)                 (2,715)
                                                                -------------           -------------
             Net cash provided by financing activities                217,279                 198,493
                                                                -------------           -------------

Net increase (decrease) in cash                                        10,891                  (1,755)

Cash, beginning of year                                                 4,683                   6,438
                                                                -------------           -------------

Cash, end of year                                               $      15,574           $       4,683
                                                                -------------           -------------
                                                                -------------           -------------
Supplemental Cash Flow Information:
Cash paid for interest                                          $      48,267           $      24,333
                                                                -------------           -------------
                                                                -------------           -------------

Schedule of Non-Cash Investing and Financing Activities:
Fiscal year ended July 31, 1998:
(a) The Company recovered mineral properties with cost of $2,014,800 that had been exchanged for securities valued at $4,340,000 in the year ended
     July 31, 1997.
(b) An officer made a contribution to additional paid-in capital by cancellation of debt totalling $624,000
(c)  An officer converted debt of $300,000 into Series A Preferred Stock.
(d)  Series C Preferred Stock totaling $559,000 was converted into common stock.

Fiscal year ended July 31, 1999:
(a) An officer made a contribution to additional paid-in capital by cancellation of debt totaling $37,000.
(b) The Company cancelled 1,500,000 shares of common stock held by a third party in connection with its successful litigation against the former owners of NCRA, Inc.

The accompanying notes are an integral part of the consolidated financial statements.

                          CHARTWELL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JULY 31, 1999 AND 1998

NOTE 1.  ORGANIZATION, OPERATIONS, AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES:

Chartwell International, Inc. (formerly Chartwell Publishing Company, Inc.) ("Chartwell" or the "Company") was incorporated in the State of Nevada on December 27, 1984. The Company's principal line of business is procurement of scholarships for high school athletes and related education and media activities. The Company also owns rights to gypsum deposits and owns a parcel of real estate which is being held for future development or sale.

A summary of the Company's significant accounting policies follows:

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Chartwell International, Inc., its wholly owned subsidiary, National College Recruiting Association, Inc. (NCRA), and Chartwell's 47% owned entity College Bound Student Alliance, Inc. (CBSA) (f/k/a SportsStar Marketing, Inc.), which is accounted for by the equity method. Intercompany accounts and transactions have been eliminated.

TRADE CREDITS

The Company accounts for trade credits according to EITF 93-11. Trade credits are recorded at cost, and represent purchasing value for goods and services on established barter markets. The Company reviews its trade credits periodically to assess the fair value of carrying amounts.

MINERAL PROPERTIES

Costs of acquiring, exploring, and developing specific mineral properties are capitalized on a property by property basis until the commercial viability of each property is determined. When a property reaches the production stage, the related capitalized costs will be amortized using the units of production method on the basis of periodic estimates of mineral reserves. Mining properties are periodically assessed for impairment of value and any impairments are charged to operations at the time of impairment. Should a property be sold or abandoned, its capitalized costs are charged to operations and gain or loss recognized.

FAIR VALUE OF DEBT

The carrying value of the Company's financial instruments approximates fair value.

INCOME TAX

The Company has a net operating loss carry forward at July 31, 1999 of approximately $7,600,000, which will begin to expire in the year 2002 if not used. The resulting deferred tax asset of approximately $2,700,000 has been offset by a 100% valuation allowance.

                          CHARTWELL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JULY 31, 1999 AND 1998

NOTE 1 (CONTINUED)
LOSS PER SHARE

The loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding. Warrants, stock options, convertible notes payable, and common stock issuable upon conversion of the Company's preferred stock are not included in the computation when there is a loss because the effect of such inclusion would be anti-dilutive.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of significant contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

NOTE 2.  MINERAL PROPERTIES AND MARKETABLE SECURITIES:

NEW RIVERVIEW CLAIMS, WASHINGTON COUNTY, UTAH

On April 15, 1997, the Company sold its interest in the New Riverview Claims, Washington County, Utah, with a carrying value of $2,014,800 for 2,000,000 shares of restricted common stock and 170,000 shares of free trading common stock in a publicly traded company. The market valuation of the shares at date of closing totaled $4,340,000, resulting in a gain of $2,325,200 that was recognized in the fiscal year ended July 31, 1997.

The terms of the sale provided for the purchaser to pay Chartwell additional cash or marketable securities, or return the mineral property interest if the value of, and to the extent that, the securities fell below $4,000,000 by April 1998. The market price of the purchaser's stock declined significantly and during the year ended July 31, 1998, the mineral property interest was returned to the Company. Accordingly, the statement of operations for fiscal 1998 reflects the reversal of the gain, and the claims are included in the Company's balance sheet at the original cost of $2,014,800.

NOTE 3.  INVESTMENT IN REAL ESTATE:

The Company owns 200 acres of development land known as San Vincente Estates, located in San Diego County, Ramona, California. The Company intends to either develop the property with joint venture partners, or to sell the property to outside investors. Pursuant to an agreement, the Company must convey title to lots equivalent to $250,000 in value upon county approval of the final map and plotting of all lots. Such conveyance is collateralized by 333,333 shares of the Company's holdings in College Bound Student Alliance, Inc. common stock.

                          CHARTWELL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JULY 31, 1999 AND 1998


NOTE 4.  NOTES PAYABLE AND LONG TERM DEBT

DUE TO RELATED PARTIES                                                      July 31,
----------------------                                                      --------
Notes payable to related parties are as follows:                         1999               1998
                                                                         ----               ----
Notes payable to an officer and entities controlled
by the officer, due variously from August 1, 2000 through
July 1, 2004, with interest at 10%, collateralized by the
Company's shares in CBSA and its investments                         $   834,490         $   871,490

Notes payable to a key advisor, due August 1, 2000 with
interest at 10%, collateralized by the Company's shares
in CBSA and its investments                                              600,000             400,000

Note payable to an officer's family member, due on
August 1, 2000 with interest at 8%, collateralized by the
Company's shares in CBSA and its investments                              39,500              39,500

Note payable to a key advisor, due on August 1, 2002, with
interest at 10%, collateralized by a vehicle                              16,000              16,000

Other                                                                     16,000              18,405
                                                                     -----------         -----------
Total                                                                  1,505,990           1,345,395

Accrued interest on above notes, not required to be paid
during the fiscal year ending July 31, 2000                               11,855              47,660
                                                                     -----------         -----------
                                                                     $ 1,517,845         $ 1,393,055
                                                                     -----------         -----------
                                                                     -----------         -----------

Notes payable to an officer of $500,000 are convertible into 1,000,000 shares of College Bound Student Alliance, Inc. common stock owned by the Company.

                          CHARTWELL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JULY 31, 1999 AND 1998


NOTE 4 (CONTINUED)

NOTES PAYABLE TO OTHERS                                                     July 31,
----------------------                                                      --------
Other notes payable are as follows:                                      1999               1998
                                                                         ----               ----
Note payable to a bank and an individual,
monthly payments of interest only at 12%
with the principal due on March 1, 2004, collateralized
by a first deed of trust on San Vincente Estates                     $   600,000         $   400,000

Note payable to an individual, due on October 31, 1999
with interest at 10%, collateralized by a deed of trust
on the San Vincente Estates                                               31,684              25,000

Note payable to a partnership with interest
at 12%, payable at $572 per month, collateralized
by a second deed of trust on the San Vincente Estates                       -                 57,200

Note payable to an individual due on April 6, 2000 with
interest at 10%                                                             -                100,000

Line of credit with a bank, due on demand with interest
at the bank's prime rate plus 2%                                            -                 11,860

Other                                                                     91,748             140,919
                                                                     -----------         -----------
                                                                         723,432             734,979
                  Less, current portion                                   57,569              65,526
                                                                     -----------         -----------
                  Long-term portion                                  $   665,863         $   669,453
                                                                     -----------         -----------
                                                                     -----------         -----------


Minimum scheduled principal payments on long-term debt to maturity as of July 31, 1999 are as follows:

                                       Related Parties            Others
                                       ---------------            ------
Years ending July 31,
                  2000                   $     -                $  57,569
                  2001                      655,500                20,500
                  2002                       78,400                17,863
                  2003                      159,554                17,500
                  2004                         -                  610,000
            Thereafter                      612,536                  -
                                         ----------             ---------
            Total                        $1,505,990             $ 723,432
                                         ----------             ---------
                                         ----------             ---------


                          CHARTWELL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JULY 31, 1999 AND 1998


NOTE 4 (CONTINUED)

The Company's Board of Directors granted a security interest to a group of lenders with notes outstanding in the aggregate of $2,165,547 in Company real estate and its investment in College Bound Student Alliance, Inc.

NOTE 5.  OPERATING LEASE

The Company leases office space in Englewood, Colorado pursuant to a lease which expires July 31, 2000. Lease payments are $5,270 a month, of which $4,121 is paid by College Bound Student Alliance, Inc.

Rent expense for the years ended July 31, 1999 and 1998 was approximately $15,000 and $24,000, respectively, and is expected to be $15,000 for the year ending July 31, 2000.

NOTE 6.  STOCKHOLDERS' EQUITY

PREFERRED STOCK

The Company has 10,000,000 authorized preferred shares issuable in one or more series. From these authorized shares, the Company has established the following preferred stock:

         PREFERRED SERIES A STOCK - The Company has provided for the issuance of 2,000,000 shares, par value $0.001 share, convertible Preferred Series A Stock ("Series A"), of which 600,000 shares were outstanding as of July 31, 1999 and 1998.

         Each Series A share is convertible into one share of the Company's common stock at any time after the date of issuance.

         No call provision exists with respect to the Series A shares. The Series A stock is not subject to any operation of a retirement or sinking fund. The Series A stock has preferential dividend and liquidation rights to the common stock, equal dividend and liquidation rights to the Preferred Series C Stock and liquidation rights that are subordinate to the Preferred Series B Stock.

         PREFERRED SERIES B STOCK - The Company has provided for the issuance of 150,000 shares of stated value $10 per share convertible Preferred Series B Stock ("Series B"), of which 30,000 shares were outstanding as of July 31, 1999. Each Series B share is convertible into 20 shares of the Company's common stock.

                          CHARTWELL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JULY 31, 1999 AND 1998

NOTE 6 (CONTINUED)

         Series B shares are callable at 110% of par value with 15 days prior notice to give the holders an opportunity to convert. The Series B stock is not subject to any operation of a retirement or sinking fund. The Series B stock has a dividend rate of 2% in year two, increasing gradually to 6% in year six, and each year thereafter, and preferential liquidation rights to the common stock, Preferred Series A Stock and Preferred Series C Stock.

         PREFERRED SERIES C STOCK - The Company has provided for the issuance of 300,000 shares stated value $10 per share convertible Preferred Series C Stock ("Series C"), of which 110,612 shares were outstanding as of July 31, 1999 and 1998. Each Series C share is convertible into 10 shares of the Company's common stock at any time commencing 18 months after the date of issuance.

         No call provision exists relevant to the Series C shares. The Series C stock is not subject to any operation of a retirement or sinking fund. The Series C stock has preferential dividend rights to the common stock, equal dividend rights to the Preferred Series A Stock, and preferential liquidation rights to the common stock, equal liquidation rights to the Preferred Series A Stock and subordinate liquidation rights to the Preferred Series B Stock.

         On September 1, 1999 the Company received 60,000 shares of outstanding Preferred C Stock in exchange for $27,500 in cash and notes payable as a settlement of a dispute.

         COMMON STOCK
         The Company has 90,000,000 authorized shares of common stock, par value $0.001, of which 60,272,512, and 61,772,512 shares were outstanding at July 31, 1999 and 1998, respectively.

         The Company has exercisable stock options and warrants outstanding issued in connection with debt instruments and capital transactions as follows:

                  Number of Shares          Exercise Price    Date of Expiration
                  ----------------          --------------    ------------------
                   6,000,000                         $0.10       August 1, 2002
                   1,680,000                          0.10        July 31, 2002
                  12,416,790                          0.10         June 1, 2002
                   2,000,000                          0.10     November 1, 2002
                   1,500,000                          0.10        March 5, 2004
                   4,000,000                          0.20      January 2, 2002
                 ----------
                 27,596,790
                 ----------
                 ----------

   Of the above options and warrants, 23,596,790 are held by related parties.

                          CHARTWELL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JULY 31, 1999 AND 1998

NOTE 7.  EMPLOYEE STOCK OPTIONS

STOCK OPTIONS

During fiscal 1999, the Company awarded options to purchase 200,000 shares of common stock to a director. The Company applies APB Opinion 25 and related interpretations in accounting for stock options using the intrinsic value method. Accordingly, no compensation expense has been recognized in the statement of operations for the stock option award in 1999. Had compensation cost for the Company's stock option award been determined based on the fair value method of FASB Statement 123, there would not have been a material change to the Company's net loss.

NOTE 8.  RECRUITING SYSTEMS, PUBLISHING RIGHTS, AND OTHER AMORTIZABLE ASSETS:

Recruiting systems, publishing rights, and other amortizable assets are as follows as of July 31, 1999 and 1998:

                                             July 31, 1999                                     July 31, 1998
                                             -------------                                     -------------
                                              Accumulated         Net                          Accumulated         Net
                              Cost            Amortization    Book Value         Cost          Amortization    Book Value
                           ----------         ------------    ----------      ----------       ------------    ----------
Recruiting Systems         $1,173,702         $(261,600)      $  912,102      $1,173,702       $(202,915)      $  970,787
Publishing Rights             750,000          (155,219)         594,781         750,000        (117,719)         632,281
Franchise Rights               47,400           (19,841)          27,559          47,400         (15,101)          32,299
Goodwill                            -                 -                -         100,390         (42,119)          58,271
Organization Costs             63,499           (58,274)           5,225          63,499         (49,540)          13,959
                           ----------         ---------       ----------      ----------       ---------       ----------
                           $2,034,601         $(494,934)      $1,539,667      $2,134,991       $(427,394)      $1,707,597
                           ----------         ---------       ----------      ----------       ---------       ----------
                           ----------         ---------       ----------      ----------       ---------       ----------


Recruiting systems and publishing rights represent the allocation of part of the purchase price of NCRA based on an independent valuation study. Publishing rights consists of rights owned by the Company to NCRA's name and recruiting publications. Recruiting systems consists of NCRA's nationwide network of universities and coaches which use and promote NCRA products. Organization costs are costs incurred to establish a company. Amortization expense is provided on a straight-line basis using estimated lives of twenty years for recruiting systems and publishing rights and five years for organization costs. Amortization expense for the years ended July 31, 1999 and 1998 was $128,663 and $128,636, respectively.

NOTE 9.  NCRA SUBSIDIARY:

NCRA is wholly subsidiary of the Company through which it licenses marketing and publishing rights to College Bound Student Alliance, Inc.

                          CHARTWELL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JULY 31, 1999 AND 1998

NOTE 10.  INVESTMENT IN COLLEGE BOUND STUDENT ALLIANCE, INC. (CBSA):

The financial statements include the Company's investment in CBSA on the equity method. Generally accepted accounting principles require restating prior financial statements to use the equity method when the Company's equity interest in a previously majority-owned entity falls to 50% or less. This occurred in the fourth quarter of fiscal 1999 with respect to the Company's interest in CBSA. CBSA was previously accounted for as a consolidated subsidiary when the Company's holdings were over 50%.

Summarized information on assets, liabilities, and results of operations for CBSA are as follows:

                                                 July 31, 1999       July 31, 1998
                                                 -------------       -------------
ASSETS                                            (unaudited)
Current assets                                   $    214,187        $     89,364
Equipment and other assets                             70,809              21,034
Recruiting systems, technology, net                 1,381,422             204,750
                                                 -------------       ------------
    Total                                        $  1,666,418        $    315,148
                                                 -------------       ------------
                                                 -------------       ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities                              $    803,332        $    158,960
Long-term notes payable to
  former owners of CBSA                               776,000                -
Stockholders' equity                                   87,096             156,188
                                                 -------------       ------------
    Total                                        $  1,666,418        $    315,148
                                                 -------------       ------------
                                                 -------------       ------------
RESULTS OF OPERATIONS
Revenues                                         $     707,006       $      2,435
Operating and other expenses                         1,264,033             33,747
                                                 -------------       ------------
    Net Loss                                     $   (557,027)       $    (31,312)
                                                 -------------       ------------
                                                 -------------       ------------


Under generally accepted accounting principles, the Company is required to carry its investment in CBSA at cost as adjusted for the equity method, which is zero at July 31, 1999. CBSA is a publicly traded Company and the Company's 47% interest (8,200,000 shares) in CBSA has a value of approximately $2,700,000 at July 31, 1999 based on the market price of CBSA publicly traded stock.

The Company can recognize gains on its investment only upon disposition of its stock in CBSA (which resulted in gains of $1,012,794 in fiscal 1998 and $370,113 in fiscal 1999), or as third party investments in CBSA increase the amount of the Company's proportionate share of net equity of CBSA (which resulted in a gain of $569,000 in fiscal 1998).

Certain related parties hold options to acquire up to 1,800,000 shares of the Company's CBSA stock at prices ranging from $0.32 to $0.50 per share.

                         CHARTWELL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JULY 31, 1999 AND 1998


NOTE 11.  CONTINGENCIES:

The Company is contingently liable on notes payable of third parties of approximately $28,000. During fiscal 1999 the Company cancelled 1,500,000 common shares held by a third party in connection with its successful litigation against the former owners of NCRA, Inc.

NOTE 12.  SUBSIDIARY STOCK ISSUANCES

The Company recognizes gains and losses from subsidiary stock issuance. In fiscal 1998 the Company issued 1,540,000 shares of common stock in its then subsidiary, CBSA, in a public offering resulting in net proceeds to the Company of $745,000 and a gain of $569,000. The Company's proportionate interest in CBSA decreased from 86% to 77%.